UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

SOY ENERGY, LLC
(Exact name of registrant as specified in its charter)

Iowa	20-4026473
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

222 N. Main Street
P.O. Box 663
Marcus, IA 51035
(Address of principal executive offices)

(712) 376-2081
(Issuer’s Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Liability Company Membership Units

i

ii

Forward Looking Statements

          This Form 10 Registration Statement contains forward looking statements. Such statements may consist of any statement other than a recitation of historical facts and can be identified by words such as “may,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future sales, future profit percentages, and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes. We caution you that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include the risk factors discussed in Item 1A-Risk Factors and elsewhere in this registration statement, including, but not limited to, the following:

•	Overcapacity within the biodiesel industry;

•	Availability and costs of feedstock, particularly vegetable oils;

•	Changes in the price and market for biodiesel and glycerin;

•	Our ability to market and our reliance on third parties to market our products;

•	Actual biodiesel and glycerin production varying from expectations;

•

Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as national, state or local energy policy; federal biodiesel tax incentives; or environmental laws and regulations that apply to our plant operations and their enforcement;

•	Changes in the weather or general economic conditions impacting the availability and price of vegetable oils and animal fats;

•	Total U.S. consumption of diesel;

•	Weather changes, strikes, transportation or production problems causing supply interruptions or shortages affecting the availability and price of feedstock;

•	Changes in plant production capacity or technical difficulties in operating the plant;

•	Costs of construction and equipment and possible increases in these costs;

•	Changes in our business strategy, capital improvements or development plans;

•	Our lack of participating banks to fund our loan commitment;

•	Changes in interest rates or the availability of credit;

•	Our ability to generate free cash flow to invest in our business and service our debt;

•	Our potential liability resulting from future litigation;

•	Our ability to hire and retain key employees and maintain labor relations;

•	Changes and advances in biodiesel production technology;

•	Competition from alternative fuels; and

•	Other factors described elsewhere in this registration statement.

iii

ITEM 1. BUSINESS

Business Development

          We are a development stage Iowa limited liability company with no prior operating history. We are in the process of developing a 30 million gallon per year biodiesel plant near Marcus, Iowa in Cherokee County. We were organized as an Iowa limited liability company by filing articles of organization with the Iowa Secretary of State on December 15, 2005.

          In December 2005, we sold a total of 1,500 of our membership units to our founding members at a price of $333.33 per unit and received aggregate proceeds of $500,000. In addition, in April 2006, we issued 1,600 units to our seed capital members at a price of $500 per unit and received aggregated proceeds of $800,000.

          On April 17, 2006, we purchased approximately 35 acres of land for our biodiesel plant near Marcus, Iowa. We paid $250,000 for this site.

          In December 2006, we commenced an Iowa intrastate securities offering pursuant to a prospectus dated December 1, 2006. In our Iowa intrastate offering, we raised $30,668,000 in equity. The equity proceeds of this offering were held in escrow until June 2007.

          On February 13, 2006, we entered into an agreement with Renewable Energy Group of Ralston, Iowa (REG) to provide certain design services and to construct the proposed biodiesel plant. We paid REG $2,500,000 as a deposit when we executed the design-build agreement. We subsequently terminated our agreement with REG. REG returned $2,450,000 of our deposit and we expensed the net payment of $50,000. We do not anticipate receiving any further refunds from REG. In July 2006, we executed a design-build agreement with Bratney Companies (Bratney) for the design and construction of our biodiesel plant. We paid Bratney $1,500,000 as a deposit at the time we executed the design-build agreement. We anticipate that the total cost for Bratney to complete construction of our biodiesel plant will be $48,855,000. Bratney is a related party as it purchased 750 of our membership units in our Iowa registered offering.

          In June 2007, we entered into an agreement with the Cherokee County Solid Waste Commission (CCSWC) to supply us with Process Engineered Fuel (PEF) pellets that we anticipate using to fuel our biodiesel plant. We also anticipate constructing a backup system to burn natural gas or other fuels in the event of an interruption of our PEF pellet supply.

          On June 7, 2007, we received a loan commitment from AgStar Financial Services agreeing to provide us with $33,486,540 in financing to capitalize the biodiesel plant. The AgStar loan commitment was contingent on AgStar securing the participating lenders required to fund the loan commitment and other to be determined conditions required by AgStar’s legal counsel and conditions that may be required by any participating lenders. Based on this loan commitment, we satisfied all of the requirements of our escrow agreement to release the equity funds from escrow.

          We broke escrow in June 2007 and commenced construction of our biodiesel plant in August 2007. In November 2007, we suspended construction of our biodiesel plant while we worked to secure an additional or new debt financing commitment and while we made certain changes to our biodiesel plant. While we had a debt financing commitment from AgStar at the time we broke escrow, to date, AgStar has not been able to secure the participating banks required to fund the loan commitment. AgStar is continuing to seek participating banks to fund its loan commitment, but since we suspended construction, we have been seeking other possible sources of debt financing.

          Prior to the time when we suspended construction of the biodiesel plant, we anticipated completing construction of the plant in October 2008. However, due to the fact that we have suspended construction of the biodiesel plant, we do not have a firm date on which we anticipate we will be able to complete construction of the biodiesel plant.

          When we suspended construction of the biodiesel plant, we began exploring changes to the biodiesel plant design and technology that management believes will make our biodiesel plant more flexible in the types of feedstock that may be used. One feedstock that we are exploring the use of is corn oil. Management believes that corn oil may present a more favorable feedstock for biodiesel production compared to soybean oil. Management believes this is especially true now due to the current high soybean oil prices. Management is continuing to explore new technology that will make the biodiesel plant more efficient and potentially allow us to produce biodiesel in a more cost efficient manner. We are continuing to explore different technologies that may change the design of our biodiesel plant. However, we may be unsuccessful in securing any such technology. Management is also considering reducing the size of the proposed biodiesel plant.

          To date, we have not generated any revenues and we do not anticipate generating any revenues until our biodiesel plant is constructed and operating.

Plan of Operating Through End of Fiscal Year

          Our fiscal year end is October 31 each year. We expect to spend the rest of this fiscal year continuing our development, including: (i) continuing to seek debt financing to complete project capitalization; (ii) seeking additional or new technologies, including technology that would allow us to primarily utilize alternative feedstocks, including corn oil for our biodiesel plant; (iii) recommencing construction of our biodiesel plant; (iv) securing a glycerin marketer; and (v) finalizing agreements with our feedstock supplier. In November 2007, we suspended construction of our biodiesel plant while we worked to secure an additional or new debt financing commitment and while we made certain changes to our biodiesel plant. We anticipate that suspending development of the biodiesel plant may increase the cost of constructing the plant. We anticipate that in the next six months we may need to seek additional capital, either debt or equity, in order to complete the development of our biodiesel plant. However, no decision has yet been made with respect to raising additional equity or debt. Our equity reserves should be sufficient to continue operating our company through the end of our fiscal year if we do not recommence construction of the biodiesel plant during that time. However, should we recommence construction of the biodiesel plant, we will need to secure debt financing in order to fully capitalize our project. We are considering reducing the size of the biodiesel plant in order to lower our total project cost. However, management has not made any decisions regarding this option. Should we be unsuccessful in securing the necessary financing we require to complete project capitalization, our project may fail and the company may be dissolved. If the company is dissolved, our assets will be distributed as provided in our operating agreement. See ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED for a description of how our assets will be distributed should the company be dissolved.

Business of the Smaller Reporting Company

          Acquisition of Plant and Equipment

          To the date of filing, we have completed approximately 10% of the construction of our biodiesel plant. Until we secure the debt financing we require to complete the capitalization of our project, we do not anticipate recommencing construction of the biodiesel plant. We anticipate that we will be able to secure the debt financing sources we require before the end of our fiscal year. However, if we do not secure the debt financing sources we require prior to the end of our fiscal year, we do not anticipate acquiring any additional equity or proceeding with any material plant construction activities. Should we not secure the financing we require to complete capitalization of our project, our project may fail and we may dissolve the company.

          Principal Products and Their Markets

          The principal products we expect to produce at our plant are biodiesel and crude glycerin. We have designed our biodiesel facility to be able to pretreat crude vegetable oils and animal fats. We anticipate that the design of our plant may change should we choose to pursue the use of corn oil as the primary feedstock for our biodiesel facility. We are currently exploring different technologies that may allow us to primarily use corn oil as the feedstock for our biodiesel plant. Currently, there may be some benefits of producing biodiesel from corn oil. We have explored the possibility of constructing a soybean crushing facility once we have commenced operations to supply soybean oil to our plant. However, whether we can construct this soybean crushing facility will depend on several factors, including our financial condition, the primary feedstock we plan to use for our biodiesel plant, the market for soybean meal and soybean oil, and other factors. We anticipate financing the soybean crushing facility through cash generated from operations, however, we may raise additional capital if necessary for this project. We do not anticipate having a soybean crushing facility for some period of time after we have commenced operations at the biodiesel plant. Since we do not anticipate having a soybean crushing facility at the time we commence operations at the biodiesel plant, we anticipate being dependent on third-parties to supply our feedstock.

          Based on our current plant design, we expect in the first year of production the biodiesel plant will process approximately 18.9 million gallons per year of soybean oil, 6.3 million gallons per year of corn oil, and 21,810 tons of animal fats and rendered materials to produce approximately 30 million gallons of fuel-grade biodiesel and 13,350 tons of glycerin per year. We anticipate the corn oil and animal fat components will be increased to 9.47 million gallons and 32,715 tons in year three of production. However, if we pursue new technology for our biodiesel plant, we anticipate using primarily corn oil as the feedstock for our biodiesel production process. We may use as much as 80% corn oil and 20% soybean oil as the feedstock for our biodiesel plant. We anticipate that any new biodiesel technology will also continue to allow us to use animal fats as feedstock to produce biodiesel. However, management is considering reducing the size of the biodiesel plant which may affect the amount of feedstock we require to operate the plant. Until we finalize our design plan and determine which feedstock we will use to produce biodiesel, we will not know the relative mix of feedstocks we may use.

Primary Product- Biodiesel

          Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources primarily used in compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol. The methanol can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel.

          Biodiesel that is in neat (pure) form is typically designated in the marketplace as B100. The 100 indicates that the fuel is 100% biodiesel. Biodiesel is frequently blended with petroleum based diesel. When biodiesel is blended, it is typically identified in the marketplace according to the percentage of biodiesel in the blend. For instance, B20 indicates that 20% of the fuel is biodiesel and 80% is petroleum-based diesel.

          Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel, in its pure form or blended with petroleum diesel, may be used in most standard diesel engines without making any engine modifications. Biodiesel demonstrates greater lubricating properties, referred to as lubricity, than petroleum-based diesel. This could lead to less engine wear in the long-run as biodiesel creates less friction in engine components than petroleum-based diesel. Biodiesel also demonstrates greater solvent properties. With higher percentage blends of biodiesel, this could lead to break downs in certain rubber engine components such as seals. The solvent properties of biodiesel also can cause accumulated deposits from petroleum-based diesel in fuel systems to break down. This could lead to clogged fuel filters in the short-term. These problems are less prevalent in biodiesel blends that utilize lower concentrations of biodiesel compared to petroleum-based diesel.

Co-product

          Glycerin is the primary co-product of biodiesel production. Glycerin is produced at a rate of approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that make it suitable for use in a wide variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications, including as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. In addition, new uses for glycerin are frequently being discovered and developed. The crude glycerin we anticipate producing, however, will not be suitable for use in pharmaceutical products without further processing, and we do not anticipate having the capabilities to refine our glycerin into pharmaceutical quality.

Biodiesel Markets

          Biodiesel is primarily used as fuel for diesel engines. Biodiesel can also be used as home heating oil. It is produced using renewable resources including vegetable oils and animal fats. It provides environmental advantages over petroleum-based diesel fuel such as reduced vehicle emissions. Our ability to market the biodiesel we anticipate producing is heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel.

          Biodiesel is frequently used as fuel in transport trucks, ships, trains, in farming activities and in many government vehicles. According to the United States Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually. The National Biodiesel Board estimates that during 2007, United States’ demand for biodiesel was approximately 450 million gallons. Government legislation that seeks to encourage the use of renewable fuels could lead to an expansion of the market for biodiesel in the future. Recently, biodiesel has been identified as a potentially good substitute for diesel fuel in underground mining operations because it burns cleaner and leads to less air pollution, a feature that is very important in confined places such as mines. Further, biodiesel may be safer to handle in a mine setting where fire can be disastrous. Additional market increases might occur as a result of growing environmental concerns by American consumers as well as an increased awareness of energy security and the United States’ ability to supply its own fuel needs. However, biodiesel still only accounts for a very small percentage of the diesel fuel market as a whole. The biodiesel industry will need to continue to grow demand in order to sustain the price of biodiesel into the future.

Wholesale Market/ Biodiesel Marketers

          We expect our biodiesel to be sold exclusively on the wholesale market. We expect that our biodiesel marketer will sell our biodiesel directly to fuel blenders. Fuel blenders purchase B100 and B99.9 biodiesel, and mix it with petroleum-based diesel. The fuel blenders actually deliver the final product to retailers.

          There are only a few wholesale biodiesel marketers in the United States. Three examples are World Energy in Chelsea, Massachusetts; Eco-Energy, Inc. in Franklin, Tennessee; and Renewable Energy Group, Inc. in Ames, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee. We have entered into an agreement with Eco-Energy to market all of the biodiesel we expect to produce.

Retail

          The retail biodiesel market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers, which are individuals that buy product from manufacturers and sell it to retailers, who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators.

          The biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for our company to effectively market our biodiesel to retail users. Areas requiring expansion include, but are not limited to:

•	additional rail capacity;

•	additional storage facilities for biodiesel;

•	increases in truck fleets capable of transporting biodiesel within localized markets;

•	expansion in refining and blending facilities to handle biodiesel; and

•	growth in service stations equipped to handle biodiesel fuels.

          With increased governmental support of renewable fuels and greater consumer awareness of renewable fuels, we anticipate that the availability of biodiesel may increase in the future. The Energy Independence and Security Act of 2007 increased the mandated renewable fuels use limit called the Renewable Fuels Standard (RFS). The RFS requires that 9 billion gallons of renewable fuels be used in the United States starting in 2008. The RFS expands to require 36 billion gallons of renewable fuels be used in the United States by 2022. While the RFS can be met by several different types of renewable fuels, the RFS contains a special carve out for biodiesel. The biodiesel carve out requires that starting in 2009, 500 million gallons of biodiesel be used in United States. The biodiesel carve out expands incrementally each year to 1 billion gallons of biodiesel in 2012. This may increase demand for biodiesel. However, increases in biodiesel demand may be more than offset by future increases in biodiesel supply. Further, demand for biodiesel may not increase as much or as rapidly unless it becomes more widely available to consumers to purchase it. In order to make biodiesel more readily available to consumers, significant investments in biodiesel distribution infrastructure must be made. However, substantial investments required for these infrastructure changes and expansions may not be made or they may not occur on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for biodiesel, impede delivery of biodiesel, impose additional costs on or otherwise negatively affect our proposed results of operations or financial position.

          The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.

          Distribution of Principal Products

          We entered into an agreement with Eco-Energy, Inc., of Franklin, Tennessee (Eco-Energy) to market all of the biodiesel we anticipate producing. Pursuant to the agreement, Eco-Energy (our customer) will sell the biodiesel from our plant throughout the country and will make the decisions as to where our biodiesel is sold. If Eco-Energy does not perform its obligations under our contract or is unable to sell all of the biodiesel we produce, we will not have the capabilities to market our own biodiesel. Under the terms of the agreement we will pay Eco-Energy 1.0% of the net purchase price per net gallon of biodiesel purchased by Eco-Energy during the term of the contract. The agreement is for a term of three years.

          To date, we have not engaged an entity to market the glycerin we anticipate producing at our biodiesel plant. We anticipate that we will enter into an agreement with a glycerin marketer before we commence production at the biodiesel plant. We do not anticipate having a sales force to sell the glycerin we anticipate producing. If we are unable to locate a third-party glycerin marketer, we may not be able to market the glycerin we anticipate producing ourselves, which may negatively impact our ability to generate revenue and may cause us to fail. Further, if we cannot find a purchaser for our glycerin, we may be required to pay to have the glycerin disposed of, which would negatively impact our cost of goods sold and decrease our anticipated revenues.

          We expect that we will ship our products by both rail and trucks. The proposed site is located near State Highway 3 and is expected to have access to truck transportation. We expect that we will use rail service both to receive our feedstock and other inputs at the plant and to deliver our product to customers. We expect rail service to our proposed site to be provided by the Canadian National Railroad. The Canadian National Railroad is headquartered in Montreal, Quebec, Canada and operates over 19,300 route miles between Canada and the United States with key cities in Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin/ Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, Jackson, Mississippi, with connections to all point in North America. Canadian National Railroad operates 736 miles of track in Iowa, Illinois, and Nebraska, with 558 miles located in Iowa. The line in Iowa extends from Council Bluffs through Fort Dodge to Dubuque. The railroad also operates a line From Fort Dodge to Sioux City.

          The Canadian National rail line runs adjacent to our proposed site. However, we will need to establish rail service directly to the plant in order to ship biodiesel to our customers. We have not negotiated for the construction of rail sidings, switches, rail ladder tracks or other rail construction. We similarly have no written agreement with the Canadian National Railroad for the provision of rail service. However, we have included rail improvements and construction in our budget under construction costs and we have budgeted an additional $435,000 for rolling stock and shop equipment. This allowance may not be sufficient to cover all necessary rail improvements, construction and rolling stock. We have had preliminary discussions with the railroad, however, we have not entered into any definitive agreements with the railroad to service our proposed site.

          New Products or Services

          We do not anticipate introducing any new products or services during our current fiscal year. We anticipate that once our biodiesel plant is completed, we will produce biodiesel and glycerin for sale. However, we may not be successful in completing construction of our biodiesel plant.

          Our Primary Competition

          We anticipate operating in a very competitive environment. Biodiesel is a relatively uniform commodity where competition in the marketplace is predominantly based on price, consistent quality, and to a lesser extent delivery service. We compete with large, multi-product companies and other biodiesel plants with varying capacities. Some of these companies can produce biodiesel in a more efficient manner than we are able. We face competition for capital, labor, management, feedstock and other resources. Some of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are therefore not reliant upon third parties for their feedstock supply. While we anticipate constructing a soybean crushing facility after we complete construction of the biodiesel plant, we do not anticipate having that capacity at the time we commence operations. Further, some of our competitors can produce refined glycerin.

          According to the United States Department of Agriculture estimates as of January 14, 2008, the United States soybean crop harvested in the fall of 2007 was a decrease of approximately 23% compared to the soybean crop harvested in the fall of 2006. The USDA predicts that this will significantly reduce the ending soybean stocks at the end of the 2007/2008 crop year. This may continue to significantly increase the price of soybeans which could negatively impact the price of soybean oil.

          Since soybeans are an agricultural product, seasonal changes can affect the soybean yield. If fewer soybeans were produced in any given year, we could face significant competition from other biodiesel producers for soybean oil since a decrease in the soybean crop will likely lead to a comparable decrease in the supply of soybean oil.

          Further, the selling price of soybean oil increased significantly during the 2006/2007 crop year. The average selling price for soybean oil for October 2006, the beginning of the 2006/2007 crop year, was approximately $0.25 per pound. Preliminary January 2008 soybean oil price information indicates that soybean oil prices reached nearly $0.50 per pound. This significant increase in soybean oil prices is expected to continue into the future. Estimates of the soybean oil prices for the 2007/2008 crop year are expected to be between approximately 47.5 and 51.5 cents per pound. We believe this has made biodiesel production unprofitable for some operating biodiesel plants that rely on soybean oil as a feedstock for biodiesel production.

          Due to current high soybean oil prices, biodiesel producers are exploring the use of corn oil as a feedstock for biodiesel production. One potential source of corn oil that can be used for biodiesel production is from ethanol producers who separate corn oil for the distillers grains they produce as a co-product of the ethanol production process. There are several ethanol production facilities located in Iowa. We may seek relationships with these ethanol producers to secure corn oil for use in the biodiesel production process. However, other biodiesel producers are considering the same option and we may compete with them for suppliers of the corn oil we are considering using in the biodiesel production process. This competition may increase the selling price of corn oil which may make corn oil an unattractive option for biodiesel production.

          Not only do we compete with other biodiesel producers in the purchase of feedstocks, but we also compete with other biodiesel producers in the sale of the biodiesel and glycerin we anticipate producing. We expect that additional biodiesel producers will continue to enter the market if the demand for biodiesel increases. When new producers enter the market, they will increase the supply of biodiesel in the market. If demand does not keep pace with additional supply, the selling price of biodiesel will likely decrease and we may not be able to operate our proposed plant profitably. We believe that currently, there may be a greater supply of biodiesel than current demand. Further, we believe some biodiesel producers are already operating at less than full capacity and some biodiesel producers have ceased production of biodiesel altogether. Should we complete construction of our biodiesel plant and commence operations, we may be forced to scale back production of biodiesel or cease producing biodiesel altogether should market forces dictate.

          The National Biodiesel Board reports that biodiesel demand has steadily grown over the years. As of January 30, 2008, the National Biodiesel Board estimates that United States biodiesel demand increased from approximately 75 million gallons of biodiesel in 2005 to an estimated 450 million gallons of biodiesel demand in 2007. While the demand for biodiesel has steadily increased over the past several years, so has the number of biodiesel producers as well as the biodiesel production capacity of the biodiesel industry. Demand for biodiesel may not continue to increase, or it may increase at a slower pace than the increase in biodiesel supply. This could negatively affect the selling price of biodiesel.

          Biodiesel plants are operating or have been proposed in a total of at least 46 states. The National Biodiesel Board estimates that as of January 25, 2008, there were 171 biodiesel plants actively producing biodiesel in the United States, three of which are planning to expand their operations to increase their annual production capacity. Additionally, 57 companies are constructing biodiesel plants in the United States that are anticipated to be complete within 18 months. We compete with several biodiesel plants with capacity to produce significantly more biodiesel than we expect to produce. These large biodiesel producers include the 100 million gallon per year Imperium Grays Harbor plant that recently became operational, the 85 million gallon per year Archer Daniels Midland Co. (ADM) plant in Velva, North Dakota, and the 86 million gallon per year Green Earth Fuels of Houston plant in Houston, Texas. Additionally, there is a 100 million gallon per year plant under construction in Las Vegas, Nevada, a 105 million gallon per year plant in Houston, Texas, and a 105 million gallon per year plant under construction in Burbank, Washington. These large biodiesel producers may be able to realize economies of scale of producing biodiesel that we are unable to realize. This may allow these large producers of biodiesel to operate more efficiently than we expect to be able.

          Currently, according to the Iowa Renewable Fuels Association, there are fourteen active biodiesel plants in Iowa and two biodiesel plants currently under construction, including our plant. East Fork Biodiesel, LLC recently completed construction of a 60 million gallon biodiesel plant in Algona, Iowa that is not currently operating. Management believes this is a result of the current high soybean oil prices. When these new plants are completed, they will push Iowa biodiesel production capacity to nearly 353 million gallons per year. However, we expect that actual Iowa biodiesel production will be less. We will compete directly with other biodiesel producers in Iowa in the sale of biodiesel as well as the procurement of feedstock. We anticipate that the feedstock that is located in close proximity to our proposed plant will be the most cost effective as it will result in less transportation costs. However, as biodiesel production increases in Iowa, it will increase demand for these feedstocks, which may require us to purchase feedstock from farther away which could increase our transportation expenses.

          In addition to the existing plants and those currently under construction, other companies have announced plans to construct biodiesel facilities in Iowa. Many of these companies are in the process of raising equity to fund their biodiesel plants. It should be noted that recent efforts to raise equity for some biodiesel facilities have been unsuccessful. This may be a result of unfavorable conditions in the biodiesel market. Further, many biodiesel companies have experienced difficulty in securing the debt financing they require to build their biodiesel plants.

          We anticipate that other biodiesel plants in Iowa will be direct competitors for resources other than customers and raw materials. We anticipate competing with the plants in Iowa for capital, labor and management. These resources tend to be utilized from a local market, and additional strains placed on these resources by increased competition in Iowa could result in our company being forced to expend additional funds on recruiting labor and management to relocate from other areas.

          The following map produced by the National Biodiesel Board indicates the locations of current active plants in the United States as of January 25, 2008. Active plants are those companies that are actively producing biodiesel.

Commercial Biodiesel Production Plants (January 25, 2008)

Source: National Biodiesel Board, http://www.biodiesel.org/buyingbiodiesel/producers_marketers/ProducersMap-Existing.pdf

          The following table provides a list of the active biodiesel plants in the United States as of January 25, 2008, as reported by the National Biodiesel Board. Some newly constructed plants, are not listed.

State	Company	City	Annual Production Capacity	Primary Feedstock
AL
	Alabama Biodiesel Corporation	Moundville		Soy
	Allied Renewable Energy, LLC	Birmingham	15,000,000	Soy
	Eagle Biodiesel, Inc.	Bridgeport	30,000,000
	Independence Renewable Energy Corp	Perdue Hill	40,000,000	Multi Feedstock
AR
*	FutureFuel Chemical Company	Batesville	24,000,000	Multi Feedstock
	Patriot Biofuels	Stuttgart	3,000,000	Multi Feedstock
AZ
	Amereco Arizona, LLC	Arlington	15,000,000	Multi Feedstock
	Performance Biofuels, LLC	Chandler
CA
	Bay Biodiesel, LLC	San Jose	3,000,000	Multi Feedstock
	Blue Sky Bio-Fuels, Inc.	Oakland		Multi Feedstock
	Central Valley Biofuels, LLC	Orange Cove		Soy, Cottonseed
	Energy Alternative Solutions, Inc.	Gonzales	1,000,000	Multi Feedstock

	East Bay Biofuels	Richmond
	Imperial Valley Biodiesel, LLC	El Centro	3,000,000
*	Imperial Western Products	Coachella	8,000,000	Multi Feedstock
	Wright Biofuels, Inc.	San Jacinto	5,500,000	Multi Feedstock
	Yokayo Biofuels, Inc.	Ukiah	300,000	Recycled Cooking Oil
CT
	Bio-Pur Inc.	Bethlehem	1,000,000	Multi Feedstock
	CT Biodiesel, LLC	Cheshire	4,000,000	Soy, Poultry Fat
FL
				Multi Feedstock, Soy,
	Agri-Source Fuels, Inc.	Dade City	30,000,000	Animal Fats
*	World Energy Alternatives, LLC	Lakeland	18,000,000	Yellow Grease
GA
	Alterra Bioenergy of Middle Georgia, LLC	Gordon	15,000,000	Soy
	BullDog BioDiesel	Ellenwood	15,000,000	Multi Feedstock
	ECO Solutions, LLC	Chatsworth	25,000,000	Multi Feedstock
	Georgia Biofuels Corp.			Plaint Oils, Animal
		Loganville	1,000,000	Fats
	Middle Georgia Biofuels	East Dublin	1,500,000	Poultry Fat
*	Peach State Labs	Rome		Soy
	Sunshine BioFuels, LLC	Camilla	6,000,000	Soy
	US Biofuels Inc.	Rome	10,000,000	Multi Feedstock
HI
	Pacific Biodiesel	Kahului	500,000	Multi Feedstock
	Pacific Biodiesel	Honolulu	1,000,000	Multi Feedstock
IA
*	AGP	Sergeant Bluff	30,000,000	Soy
*	Cargill	Iowa Falls	37,500,000	Soy
*	Central Iowa Energy, LLC	Newton	30,000,000	Multi Feedstock
	East Fork Biodiesel, LLC	Algona	60,000,000	Soy
	Freedom Fuels, LLC	Mason City	30,000,000	Soy
	Iowa Renewable Energy, LLC	Washington	30,000,000	Multi Feedstock
*	Renewable Energy Group, Inc.	Ralston	12,000,000	Soy
	Riksch BioFuels, LLC	Crawfordsville	10,000,000	Multi Feedstock
	Sioux Biochemical, Inc.	Sioux Center	2,000,000	Corn
	Soy Solutions	Milford	2,000,000	Soy
	Tri-City Energy	Keokuk	5,000,000	Soy
	Western Dubuque Biodiesel	Farley	30,000,000	Soy
*	Western Iowa Energy	Wall Lake	30,000,000	Multi Feedstock
ID
	Blue Sky Biodiesel, LLC	New Plymouth	10,000,000	Soy
IL
	Heartland Biodiesel, Inc.	Marion	3,000,0000	Soy
	Incobrasa Industries, Ltd.	Gilman	31,000,000	Soy
	Midwest Biodiesel Products, Inc.	South Roxanna	30,000,000	Soy
*	Stepan Company	Millsdale	22,000,000	Soy
IN
	e-biofuels, LLC	Middletown	25,000,000	Multi Feedstock
	Evergreen Renewables	Hammond	5,000,000	Soy
	Heartland Biofuel	Flora	450,000	Multi Feedstock
	Integrity Biofuels	Morristown	10,000,000	Soy
	Louis Dreyfus Agricultural Industries, LLC	Claypool	80,000,000	Soy
KS
	Healy Biodiesel, Inc.	Sedgwick	1,000,000	Recycled Cooking Oil
	Krystal Clean Biofuels	Kansas City		Multi Feedstock
	Salemby Resources	Burden		Canola
KY
*	Griffin Industries	Butler	1,750,000	Multi Feedstock
	Owensboro Grain	Owensboro	50,000,000	Soy
	Union County Biodiesel Company, LLC	Stugis	5,000,000	Soy

LA
	Allegro Biodiesel Corporation	Pollock	12,000,000	Soy
MA
	MPB Bioenergy, LLC	West Bridgewater	500,000	Recycled Cooking Oil
MD
	Greenlight Biofuels, LLC	Princess Anne	4,000,000	Multi Feedstock
	Maryland Biodiesel	Berlin	1,000,000	Soy
MI
	Ag Solutions, Inc.	Gladstone	5,000,000	Multi Feedstock
	Michigan Biodiesel, LLC	Bangor	10,000,000	Multi Feedstock
	NextDiesel	Adrian	20,000,000	Multi Feedstock
MN
*	FUMPA BioFuels	Redwood Falls	3,000,000	Multi Feedstock
	Green Range Renewable Energy	Ironton	150,000	Recycled Cooking Oil
*	Minnesota Soybean Processors	Brewster	30,000,000	Soy
*	Soymor	Albert Lee	30,000,000	Soy
MO
	AGP	St. Joseph	29,900,000	Soy
	Global Fuels, LLC	Dexter	3,000,000	Multi Feedstock
	Great River Soy Processing Cooperative	Lilbourn	5,000,000	Soy, Poultry Fat
	High Hill Biodiesel, Inc.	High Hill	5,000,000	Multi Feedstock
*	Mid America Biofuels, LLC	Mexico	30,000,000	Soy
	Missouri Better Bean	Bunceton	15,000,000	Multi Feedstock
	Natural Biodiesel Plant, LLC	Hayti	5,000,000	Multi Feedstock
	Prairie Pride	Deerfield	30,000,000	Soy
MS
	CFC Transportation, Inc.	Columbus	1,500,000	Multi Feedstock
	Delta Biofuels, Inc.	Natchez	80,000,000	Multi Feedstock
	North Mississippi Biodiesel	New Albany	7,000,000	Multi Feedstock
	Scott Petroleum Corporation	Greenville	20,000,000	Multi Feedstock
	Universal Bioenergy North America, Inc.	Nettleton	10,000,000
NC
	Blue Ridge Biofuels	Asheville	1,000,000	Multi Feedstock
	Evans Environmental Energies, Inc.	Wilson	6,000,000
	Foothills Bio-Energies, LLC	Lenoir	5,000,000	Multi Feedstock
	Gortman Biofuel, LLC	Winston Salem	100,000
	North Carolina BioFuels, LLC	Seaboard	1,000,000	Multi Feedstock
	Piedmont Biofuels	Pittsboro	4,000,000	Multi Feedstock
	Smoky Mountain Biofuels, Inc.	Dilsboro	1,500,000	Multi Feedstock
	Triangle Biofuels Industries, Inc.	Wilson	3,000,000	Multi Feedstock
ND
	ADM	Velva	85,000,000	Canola
	All American Biodiesel	York	2,000,000	Soy
NE
	Horizon Biofuels, Inc.	Arlington	500,000	Animal Fat
	Northeast Nebraska Biodiesel, LLC	Scribner	5,000,000	Soy
	Wyobraska Biodiesel, LLC	Gering	10,000,000	Soy
NJ
	Fuel Bio One, LLC	Elizabeth	50,000,000	Multi Feedstock
	Innovation Fuels	Newark	40,000,000	Multi Feedstock
NM
	Rio Valley Biofuels, LLC	Anthony	500,000	Multi Feedstock
NV
	Bently Biofuels	Minden	1,000,000	Multi Feedstock
	Biodiesel of Las Vegas	Las Vegas	8,000,000	Multi Feedstock
OH
	Agrifuels, LLC	Bremen	1,000,000	Multi Feedstock
	American Ag Fuels, LLC	Defiance	7,000,000	Multi Feedstock
	American Made Fuels, Inc.	Canton	5,000,000	Soy

	Center Alternative Energy Company	Cleveland	5,000,000	Soy, Choice White Grease
	Jatrodiesel, Inc.	Miamisburg	5,000,000	Multi Feedstock
*	Peter Cremer	Cincinnati	30,000,000	Soy
OK
	Earth Biofuels, Inc.	Durant	10,000,000	Multi Feedstock
	Tulsa Biofuels, LLC	Tulsa
OR
	Green Fuels of Oregon, Inc.	Klamath Falls	1,000,000	Canola
	SeQuential-Pacific Biodiesel, LLC	Salem	1,000,000	Multi Feedstock
PA
	Biodiesel of Pennslyvania, Inc.	White Deer	1,500,000	Soybean Oil
	Keystone BioFuels, Inc.	Shiremanstown		Multi Feedstock
	Lake Erie Biofuels	Erie	45,000,000	Soy
	Middletown Biofuels, LLC	Middletown	2,000,000	Soy
	Soy Energy, Inc.	New Oxford	1,500,000	Soy
	United Biofuels, Inc.	York	1,500,000	Soy
	United Oil Company	Pittsburgh	5,000,000	Multi Feedstock
RI
	Mason Biodiesel, LLC	Westerly	2,500,000	Soy
	Newport Biodiesel, LLC	Newport	300,000	Recycled Cooking Oil
SC
*	Carolina Biofuels, LLC	Greenville	5,000,000	Soy
	Ecogy Biofuels, LLC	Estill	30,000,000	Soy
	Southeast BioDiesel, LLC	Charleston	8,000,000	Multi Feedstock
SD
	Midwest BioDiesel Producers, LLC	Alexandria	7,000,000	Soy
TN
	BIG Biodiesel, LLC	Pulaski	150,000	Soy
	Biofuel of Tennessee, LLC	Decaturville	10,000,000	Soy
	Blue Sky Biodiesel, Inc.	Kingston	3,000,000	Multi Feedstock
	Freedom Biofuels, Inc.	Madison	12,000,000	Soy
	Memphis Biofuels, LLC	Memphis	50,000,000	Multi Feedstock
	Milagro Biofuels of Memphis	Memphis	5,000,000	Soy
	Nu-Energie, LLC	Surgoinsville	10,000,000	Multi Feedstock
	NuOil	Counce	1,500,000	Soy
	SunsOil, LLC	Athens	1,500,000	Multi Feedstock
TX
	Agribiofuels, LLC	Dayton	12,000,000	Cottonseed, Soy
	AgriMax Fuels, LLC	Channelview	3,000,000	Soy
	Biodiesel Industries of Greater Dallas-Fort Worth	Denton	3,000,000	Multi Feedstock
	BioSelect Fuels (GBBLP)	Galveston	30,000,000	Multi Feedstock
				Cottonseed, Soy,
	Brownfield Biodiesel, LLC	Ralls	2,000,000	Canola
	Central Texas Biofuels	Giddings	600,000	Waste Vegetable Oil
	Double Diamond Biofuels, Inc.	Dimmitt	3,000,000	Canola, Soy,
				Cottonseed
	GeoGreen Fuels	Gonzales	3,000,000	Multi Feedstock
	Green Earth Fuels of Houston, LLC	Galena Park	90,000,000	Multi Feedstock
				Cottonseed, Animal
	Greenlight Biofuels, Ltd.	Littlefield	5,000,000	Fats
*	Huish Detergents	Pasadena	15,000,000	Palm
*	Johann Haltermann Ltd	Houston	20,000,000	Soy, Canola
	Kemlink Energy, Inc.	Pasadena	2,500,000	Multi Feedstock

	Momentum Biofuels, Inc.	Pasadena	20,000,000	Multi Feedstock
	New Energy Fuels, Inc.	Waller	5,000,000	Multi Feedstock
	New Fuel Company	Dallas	250,000	Multi Feedstock
*	Organic Fuels, LLC	Galena Park	30,000,000	Multi Feedstock
	Pacific Biodiesel Texas	Hillsboro	2,500,000	Multi Feedstock

	Safe Renewable Corp.	Conroe	30,000,000	Multi Feedstock
	Smithfield Bioenergy LLC	Cleburne	12,000,000	Multi Feedstock
	SMS Envirofuels	Poteet	6,000,000	Soy
	Valco Bioenergy	Harlingen	3,000,000	Recycled Cooking Oil
UT
	Denali Industries, LLC	American Fork	3,800,000	Multi Feedstock
VA
	Cheasapeake Custom Chemical	Ridgeway	5,500,000	Multi Feedstock
	RECO Biodiesel, LLC	Richmond	6,000,000	Multi Feedstock
	Renroh Environmental Company	South Boston	80,000
	Virginia Biodiesel Refinery	West Point	7,000,000	Soy
WA
	Central Washington BIodiesel, LLC	Ellensburg		Multi Feedstock
	Gen-X Energy Group, Inc.	Burbank	15,000,000	Multi Feedstock
	Imperium Grays Harbor	Hoquiam	100,000,000	Multi Feedstock
*	Seattle Biodiesel	Seattle	5,000,000	Soy, Canola
	Standard Biodiesel USA Inc.	Arlington	5,000,000	Waste Vegetable Oil
	TG Energy, Inc.	Ferndale	3,000,000	Multi Feedstock
WI
	Best Biodiesel, Inc.	Cashton	10,000,000	Multi Feedstock
	Sanimax Energy Inc.	Deforest	20,000,000	Multi Feedstock
	Walsh Bio Diesel, LLC	Mauston	5,000,000	Soy
WV
	AC & S, Inc.	Nitro	3,000,000	Soy

*	Denotes BQ-9000 Accredited Producers

(1)	Annual Production Capacity only refers to the reported maximum production capability of the facility. It does not represent how many gallons of biodiesel were actually produced at each plant.

(2)	Includes the annual production capacity of plants which chose not to list their production.

          The majority of plants, and certainly the largest biodiesel producers, utilize soybean oil as their primary feedstock. This ratio is likely to change over time as more producers design their plants with the capability to use multiple feedstocks. As was discussed before, this means that we expect to compete with other biodiesel producers in the industry not just in the sale of our biodiesel, but also in the acquisition of our raw materials. We are currently exploring other options for feedstock to produce biodiesel. We have identified corn oil as a potential feedstock that would have advantages over the use of soybean oil. However, increased demand for corn oil from biodiesel producers, may significantly increase the selling price of corn oil which could negatively impact our ability to operate our proposed biodiesel plant profitably should we complete construction.

          Sources and Availability of Raw Materials

Supply

          The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased costs for feedstock greatly impact the biodiesel industry. Soybean oil is the most abundant feedstock available in the United States. The twenty-year average price for soybean oil is approximately $0.23 per pound. The USDA’s Economic Research Service reported on February 11, 2008, that the December 2007 average price for soybean oil was 45.16 cents per pound, nearly double the twenty-year average. The USDA is forecasting the price of soybean oil during the 2007/2008 crop year to be between 47.5 and 51.5 cents per pound. Current high demand for soybean oil for biodiesel production and decreased soybean planting during 2007 due to high corn prices have increased soybean oil prices. We anticipate that soybean oil prices will remain at their current levels into the foreseeable future, which may affect our choice in feedstock for the biodiesel plant.

          It takes about 7.3 pounds of soybean oil to produce one gallon of biodiesel. Based on the preliminary January 2008 sales price of soybean oil, this equates to soybean oil costs of $3.63 per gallon of biodiesel. Due to these high soybean oil prices, we anticipate using other feedstocks for the biodiesel production process. However, the prices of alternative feedstocks are increasing as well. In a February 11, 2008 report, the USDA reported that lard and edible tallow cost approximately 28 cents and 27 cents per pound, respectively, in 2006/2007, which was an increase from 22 cents and 19 cents per pound, respectively, in 2005. Moreover, the USDA predicted lard and edible tallow prices will continue to increase in 2007/2008 to approximately 35.5 cents to 39.5 cents per pound for lard and 37.5 cents to 41.5 cents per pound for edible tallow.

          We anticipate pursuing the use of corn oil as the primary feedstock for our biodiesel production process. One source of corn oil that can be used in the biodiesel production process is from distillers grains produced by ethanol plants. Ethanol plants can implement equipment to separate corn oil from the distillers grains produced by the ethanol production process. Some ethanol producers are considering installing this equipment in order to sell the corn oil that can be recaptured from their distillers grains. We anticipate that we can procure corn oil to be used in the biodiesel production process for prices that are much lower than the current price of soybean oil. We anticipate that production of biodiesel will require approximately 7.7 pounds of corn oil to produce one gallon of biodiesel. Depending on the price at which we can secure corn oil, this may allow our biodiesel plant to produce biodiesel less expensively than biodiesel produced from soybean oil.

          However, we have not entered into any agreements with ethanol producers to procure the corn oil we are considering. Although there are a large and growing number of ethanol plants, not all of them produce and market corn oil. Ethanol producers may choose not to install the equipment necessary to separate the corn oil since this would require a significant capital expenditure by the ethanol plant. Further, since other biodiesel producers are considering using corn oil as the feedstock for their biodiesel production process, this may increase the price of corn oil significantly, which could eliminate any advantage to using corn oil. We are continuing to explore the use of alternative feedstocks and the technology that would be required to use these alternative feedstocks.

Pretreatment Costs

          Crude soybean oil needs to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and removes the impurities and prepares the feedstock to go through the biodiesel process. The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock. For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soybean oil is ordinarily $0.05 per pound. Our processing plant will have pretreatment capabilities allowing us to utilize crude vegetable oil as feedstock in our facility.

          Animal fats require pretreatment as well before they can be used as the feedstock for biodiesel production. It is typically more expensive to pretreat animal fats than vegetable oils. The pretreatment costs associated with animal fats may decrease the cost savings associated with this feedstock.

          Corn oil is more expensive to pretreat than soybean oil, however, we anticipate it will be less expensive to pretreat than animal fats. We anticipate the cost to pretreat corn oil will be approximately $0.022 per gallon of biodiesel.

          Dependence on One or a Few Major Customers

          We have entered into a marketing contract with Eco-Energy (our customer) in which Eco-Energy markets all biodiesel produced at our facility. We have not entered into a marketing agreement with any third-party to market the glycerin we anticipate producing. However, we anticipate entering into a glycerin marketing agreement before we commence operations at the biodiesel plant. Therefore, we will be highly dependent on Eco-Energy for the successful marketing of our biodiesel and the entity we engage to market our glycerin. We anticipate that Eco-Energy will provide us with market analysis of biodiesel supply and demand; market access to distribution channels developed by Eco-Energy; analysis and audit of biodiesel customers, including creditworthiness; marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility’s products; transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management. Any loss of Eco-Energy as the marketer for our biodiesel or any inability by Eco-Energy to successfully market the biodiesel we expect to produce could have a significant negative impact on our revenues. Although we expect that we would be able to secure alternative marketers if necessary, we have no agreements with alternative marketers at this time.

          Patents, trademarks, licenses

          We do not currently hold any patents or trademarks. We have a sub-license agreement with Westfalia Separator, Inc. for the technology required by our biodiesel plant.

          Governmental approval and regulations

Federal Biodiesel Supports

          We expect the demand for biodiesel in the United States to grow due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuels Standard and other government support of renewable fuels. The Energy Policy Act of 2005 and Jobs Bill, established the groundwork for biodiesel market development. Further, the Energy Independence and Security Act of 2007 may further encourage the production and use of biodiesel in the United States.

Renewable Fuels Standard

          The Energy Policy Act of 2005 created the Renewable Fuels Standard (RFS), which mandated that 7.5 billion gallons of renewable fuels be used annually in the United States by 2012. On April 10, 2007, the EPA signed into law the final rules that fully implemented the RFS. The law required that starting in 2006, 4 billion gallons of renewable fuel be used in the United States, increasing to 7.5 billion gallons by 2012. Further, the law created a credit trading system by which fuel blenders who are subject to the RFS but do not blend sufficient quantities of renewable fuels to meet the RFS, can purchase credits from parties who blend more renewable fuels than they are required. This system is meant to allow the fuel blending industry as a whole to meet the RFS amount in the most cost effective manner possible.

          On December 19, 2007, President Bush signed into law the Energy Independence and Security Act of 2007, which expands the existing RFS to require the use of 9 billion gallons of renewable fuel in 2008 and increasing to 36 billion gallons of renewable fuel by 2022. This act contains a requirement that 500 million gallons of biodiesel and biomass-based diesel fuel be blended into the national diesel pool in 2009, gradually increasing to 1 billion gallons by 2012. We anticipate that this act may increase demand for biodiesel, as it sets a minimum usage requirement for biodiesel and other types of biomass-based diesel. However, due to the production capacity of the biodiesel industry, which currently significantly exceeds the 1 billion gallon biodiesel requirement for 2012, the increase to the RFS may not significantly increase demand for biodiesel, if it increases demand for biodiesel at all. Further, we anticipate that the expanded biofuel requirements contained in the act will be satisfied primarily by corn-based ethanol and other types of ethanol, including cellulose-based ethanol. This may further limit the effect this increase in the RFS may have on the biodiesel industry.

          Production of biofuels, including both biodiesel and ethanol, may continue to increase at a faster pace than the RFS. Should the supply of biofuels increase more rapidly than demand for biofuels, including biodiesel, it may lead to decreases in the selling price of biodiesel. This may negatively affect our ability to raise the capital we require to complete our project, as well as our ability to operate our biodiesel plant profitably should we complete construction and commence production of biodiesel.

Biodiesel Tax Credit

          The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (VEETC) for biodiesel of $1.00 per gallon for agri-biodiesel. Agri-biodiesel is fuel made solely from virgin crude vegetable oils and animal fats. This includes esters derived from crude vegetable oils, such as oils from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds. The VEETC also provided for a tax credit of $0.50 per gallon for biodiesel made from non-virgin vegetable oil and animal fat sources. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The desired effect of VEETC is to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. Below-the-rack blenders are blenders who market fuel that is for ground transportation engines and is not in the bulk transfer system. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.

State Legislation

          Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. In May 2006, Iowa passed legislation that creates a renewable fuels standard that requires 10% of the fuel used in Iowa to be from renewable sources by 2009 and increasing the renewable fuel standard to 25% by 2019. While this does not require biodiesel use, it may significantly increase renewable fuels use in Iowa, which may include increased biodiesel use in Iowa. The Iowa legislation includes tax credits to help retailers meet this requirement. The Iowa legislation also provided for an incentive of three cents per gallon of biodiesel sold for retailers who sell at least 50% biodiesel blends. This is also expected to increase biodiesel sales and production.

          Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.

Future Legislation

          Environmental regulations that may affect our company change frequently. It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (OSHA) will govern our plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance. These adverse effects could decrease or eliminate the value of our units.

          Research and Development

          We do not conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.

          Costs and Effects of Compliance with Environmental Laws

          We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct the biodiesel plant. We have engaged Stanley Consultants, Inc. to assist us in obtaining the necessary permits to construct and operate the biodiesel plant. To date, we have obtained all of the necessary permits to construct the biodiesel plant, including a Stormwater Construction Permit. We anticipate that we will require several additional permits to operate the biodiesel plant once construction is complete. The permits we anticipate requiring once construction of the biodiesel plant is complete are: a Facility Air Permit, a Wastewater Permit, and an Integrated Facility Plan. Although we have obtained all of the permits required to construct the plant, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources complying with such regulations. We estimate that we have spent approximately $86,000 complying with environmental laws since our inception.

          We are subject to oversight activities by the EPA. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa’s environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims could have an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.

          Employees

          We currently have two full-time employees and no part-time employees. We anticipate that once the plant is operational, we will have 24 full-time employees and no part-time employees. However, we do not anticipate hiring any additional full-time employees during the current fiscal year as we do not anticipate the biodiesel plant will become operational during the current fiscal year.

Available Information

          We are not currently a reporting company with the Securities and Exchange Commission. Our registration with the SEC will become automatically effective 60 days after we file this registration statement on Form 10. At that time, we will commence filing reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. We anticipate we will qualify as a smaller reporting company as that term is defined in Regulation S-K under the Securities Exchange Act of 1934. The public may read and copy materials we file with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov. In addition, we maintain an internet website at www.soyenergyllc.com, which will contain a link to our SEC filings.

ITEM 1A. RISK FACTORS

You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only risks we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.

Risks Related to Our Financing Plan

We may not be able to obtain the debt financing necessary to complete construction of our biodiesel plant, which would result in the failure of the project and Soy Energy and the potential loss of the value of our units.

          Our financing plan requires a significant amount of debt financing. On June 7, 2007, we received a conditional loan commitment from AgStar Financial Services agreeing to provide us with $33,486,540 in financing to capitalize the biodiesel plant. The AgStar loan commitment was conditioned on AgStar securing the participating lenders required to fund the loan commitment and other to be determined conditions required by AgStar’s legal counsel and conditions that may be required by any participating lenders. However, to date, AgStar has not identified all of the necessary participating lenders and we have not entered into a binding loan agreement with AgStar. AgStar may be unable to secure the financing we need to fully capitalize our project. We suspended construction of the biodiesel plant in November 2007 while we sought debt financing for our project. If we are unable to secure the financing we require to fully capitalize the project and complete construction and start-up of our plant, our project will fail which will decrease or eliminate the value of our units. If we fail, we may dissolve the company, in which case, the assets of the company will be distributed according to the terms of our operating agreement, which may result in our unit-holders not receiving any portion of our assets when the company is dissolved.

Future loan agreements with lenders may hinder our ability to operate the business by imposing restrictive loan covenants, which could delay or prohibit us from making cash distributions to our unit-holders.

          Our debt load and service requirements necessary to implement our business plan will result in substantial debt service requirements. Our debt load and service requirements could have important consequences which could hinder our ability to operate, including our ability to:

•	Incur additional indebtedness;

•	Make capital expenditures or enter into lease arrangements in excess of prescribed thresholds;

•	Make distributions to unit-holders, or redeem or repurchase units;

•	Make certain types of investments;

•	Create liens on our assets;

•	Utilize the proceeds of asset sales; and

•	Merge or consolidate or dispose of all, or substantially all, of our assets.

          In the event that we are unable to pay our debt service obligations, our creditors could force us to (1) reduce or eliminate distributions to unit-holders (even for tax purposes); or (2) reduce or eliminate needed capital expenditures. It is possible that we could be forced to sell assets, seek to obtain additional equity capital or refinance or restructure all or a portion of our debt. In the event that we would be unable to refinance our indebtedness or raise funds through asset sales, sales of equity or otherwise, our ability to operate our plant would be greatly affected and we may be forced to liquidate. This may reduce or eliminate the value of our units.

Risks Related to Construction of the Biodiesel Plant

We have suspended construction of our biodiesel plant which may lead to increased costs and delays in completing construction of our biodiesel plant or may prevent us from constructing our biodiesel plant altogether which could decrease the value of our units.

          We commenced construction of our biodiesel plant in August 2007. We suspended construction of the biodiesel plant in November 2007 while we sought new or additional debt financing to complete capitalization of our project. We anticipate recommencing construction of the biodiesel plant as soon as we can secure the debt financing we require. However, the cost to build the plant may increase as a result of our suspension in construction. Further, the price of materials may increase during this time period. Suspending construction of the biodiesel plant also will delay our commencement of operations at the plant if we complete construction, which will delay our ability to generate revenue. Additionally, we may not be able to ever restart construction of the biodiesel plant which would lead to our failure. Suspending construction may lead to increased costs to construct the biodiesel plant and may delay our ability to generate revenue from the sale of biodiesel and glycerin if we are able to complete construction at all, which could decrease or eliminate the value of our units. If we fail, we may dissolve the company, in which case, the assets of the company will be distributed according to the terms of our operating agreement, which may result in our unit-holders not receiving any portion of our assets when the company is dissolved.

We may make changes to the design of our biodiesel plant during the time that we have suspended construction which could be costly to implement and could decrease the value of our units.

          Our management is exploring other technology providers for our biodiesel plant that management believes will make the biodiesel plant more efficient. Our management is also considering reducing the size of our proposed plant although no decision has yet been made. Should management decide to pursue the use of different technology in the biodiesel plant or reduce the size of the proposed biodiesel plant, it may lead to changes in the design and construction of the biodiesel plant. This may lead to additional cost in constructing the biodiesel plant and may lead to delays in completing the biodiesel plant. Further, we may not be able to secure the new technology we are exploring which may lead to our project’s failure. These costs and delays may affect our ability to generate revenue and may increase our debt service requirements, which could affect our ability to operate the biodiesel plant profitably and could decrease or eliminate the value of our units.

Changes in production technology could require us to commit resources to updating the biodiesel plant or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit.

          We expect advances and changes in the technology of biodiesel production to occur. Such advances and changes may make our biodiesel production technology less desirable or obsolete. The plant is a single-purpose facility and has no use other than the production of biodiesel and associated products. Much of the cost of the plant is attributable to the cost of production technology, which may be impractical or impossible to update. The value of our units could decline if changes in technology cause us to operate the plant at less than full capacity for an extended period of time or cause us to abandon our business which could reduce or eliminate the value of our units.

We may need to increase cost estimates for construction of the biodiesel plant, and such increases could result in devaluation of our units if the biodiesel plant construction requires additional capital.

          We anticipate that Bratney will construct the plant for a contract price based on the plans and specifications in the design-build agreement. We estimated the total cost to construct the plant to be $53,112,000, with additional start-up and development costs of approximately $7,574,000 for a total project completion cost of approximately $60,686,000. This price includes construction period interest. However, the final cost of the plant may be significantly higher. Further, we suspended construction of the biodiesel plant in November 2007 while we sought new debt financing to complete capitalization of our project which may result in additional costs to complete the biodiesel plant.

          There may be design changes or cost overruns associated with the construction of the plant. Shortages of steel or other materials necessary to construction could affect the final completion date of the project. In addition, increases in the prices of steel, cement and other construction materials, as well increases in the cost of labor, could affect the final cost of construction of the biodiesel plant. Further, shortages of steel, cement and other construction materials, as well as labor shortages, could affect the final completion date of the project. We have budgeted $1,646,000 for our construction contingency to help offset higher construction costs. However, this may not be sufficient to offset increased costs. Advances and changes in technology may require changes to our current plans in order to remain competitive. Any significant increase in the estimated construction cost of the plant could delay our ability to operate profitably and reduce the value of your units because our revenue stream may not be able to adequately support the increased cost and expense attributable to increased construction costs.

Bratney has no prior experience in the biodiesel industry, which may result in increased costs or delays.

          Although Bratney Companies has extensive experience in the design and construction of agricultural engineering projects such as the construction of grain handling, seed processing, and milling facilities, it has no prior experience in the design and construction of biodiesel plants. As a result, our lenders may place more stringent requirements and conditions on our debt financing. It may also be more difficult or expensive to obtain construction bonding for our project, which could increase the cost of our project or delay commencement of construction. Finally, unforeseen costs or delays in the project due to Bratney’s inexperience may reduce or eliminate the value of our units.

We will depend on our design builder, whose failure to perform could force us to abandon business, hinder our ability to operate profitably or decrease the value of our units.

          We will be highly dependent upon Bratney to design and build the plant. We executed a design-build agreement with Bratney where we agreed to pay Bratney $48,855,000 to construct our biodiesel plant. Further, we have agreed that any cost savings below the estimated construction price, will be allocated to Bratney. In November 2007, we suspended construction of our biodiesel plant while we sought new or additional debt financing for our project. This may result in an increase in the price to complete construction of the biodiesel plant. While we have a design-build contract with Bratney, it may fail to perform its duties under the contract as agreed or it may be unable to complete construction of the plant at the price agreed to, or at all. We anticipate that we could locate a new design-builder should Bratney fail to perform, but this may result in additional costs and delays in the completion of the biodiesel plant. Delays in the completion of the biodiesel plant may result in less revenue, as it would delay when the biodiesel plant could commence production of biodiesel and glycerin for sale.

          We expect that we will also be highly dependent upon Bratney to train personnel in operating the plant. However, Bratney has no prior experience in the design, construction, or operation of a biodiesel plant. If the completed plant does not operate at the level anticipated by us in our business plan, we will rely on Bratney to adequately address such deficiency. Bratney may not be able to address such deficiency in an acceptable manner. Failure to do so could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units. Any failure by Bratney to deliver pursuant to its agreements with us may result in delays in construction of the plant, more expense to complete the plant, and other problems that may result in the loss of some or all of the value of our units.

Construction delays could result in devaluation of our units if our production and sale of biodiesel and glycerin are similarly delayed.

          We originally planned to complete construction of our biodiesel plant in October 2008. However, in November 2007 we suspended construction of the biodiesel plant while we sought additional or new debt financing to complete capitalization of our project. We anticipate recommencing construction in the future. Construction projects often involve delays in obtaining permits, construction delays due to weather conditions, or other events that delay the construction schedule. In addition, changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy changes towards biodiesel or this project, could cause construction and operation delays. Even if we recommence construction of the biodiesel plant, completion of the plant may be further delayed by any of these factors. If it takes longer to construct the plant than we anticipate, it would delay our ability to generate revenue and may make it difficult for us to meet our debt service obligations. This could reduce or eliminate the value of our units.

Defects in plant construction could result in devaluation of our units if our plant does not produce biodiesel and its co-product, glycerin, as anticipated or could put us at increased risk for fire, leak or explosion.

          Defects in materials and/or workmanship in the plant may occur. Under the terms of the design-build agreement with Bratney, Bratney warrants that the material and equipment furnished to build the plant will be new, of good quality, and free from material defects in material or workmanship at the time of delivery. Although we expect Bratney to correct all defects in material or workmanship for a period of one year after substantial completion of the plant, material defects in material or workmanship may still occur. Such defects could delay the commencement of operations of the plant, or, if such defects are discovered after operations have commenced, could cause us to halt or discontinue the plant’s operation. Halting or discontinuing plant operations could delay our ability to generate revenues and reduce the value of our units. In addition, defects in materials or workmanship could put us at an increased risk of loss due to fire, explosion or leak. Our plant will produce small amounts of methanol in the production process. Consequently, if there is a defect in the production process we could be at increased risk of a methanol leak. Methanol is combustible and potentially explosive in mixtures of approximately 5 to 15 percent. A loss due to fire, explosion or leak could cause us to slow or halt production which could reduce the value of our units.

Any failure of the production technology supplied by Cimbria Sket or Westfalia Separator for our plant could cause us to discontinue production. In addition, an assertion by a third party as to the rights to the technology could cause us to halt or discontinue production.

          We will be highly dependent upon the technology supplied by Cimbria Sket and Westfalia Separator, Inc. for our biodiesel plant. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units. An assertion by a third party as to the rights to the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units.

Cimbria Sket’s biodiesel technology has been in only a few biodiesel plants in the United States and problems may arise in Americanizing the production process.

          Cimbria Sket’s biodiesel technology has only been installed in a few United States biodiesel facilities. “Americanizing” refers to the conversion of European construction and process standards to American construction and process standards and codes. Our plant will be built to American ASME and ASTM standards. In addition, we anticipate our biodiesel plant will meet the more strict DIN EN standards which are the German Institute for Standardization’s edition of the European construction standards. The Cimbria Sket technology may not easily translate to the United States. Problems with the installation of our technology could cause delays and reduce the value of our units.

Any delay or unanticipated cost in providing rail infrastructure to the plant could significantly impact our ability to operate the plant and reduce the value of our units.

          We expect rail service to be available at the proposed site from the Canadian National Railroad. However, additional track and a switching station will need to be built in order to access rail service from the proposed site. We have not negotiated for the construction of rail sidings, rail ladder tracks or other rail construction. We similarly have no written agreement with the Canadian National Railroad for the provision of rail service. Increased costs for rail access or a delay in obtaining rail access could significantly impact our ability to operate the plant since we expect to ship most or all of our biodiesel by rail. As a result, the value of our units may be reduced or eliminated if we cannot provide rail service to the biodiesel plant by the time we commence operations.

Failure to obtain a performance bond could result in our inability to obtain debt financing on favorable terms or at all and could cause potentially adverse financial effects if the project experiences unforeseen delays or increased costs.

          We intend to purchase a performance bond to mitigate some of the risks of Bratney terminating its relationship with us after initiation of construction or resulting from delays or increased costs in the project due to Bratney’s inexperience. We have not yet secured any performance bond for the project. We anticipate the bond will cost approximately $320,000. If we are unable to obtain such a bond, we may have difficulty obtaining debt financing on favorable terms or at all. In addition, if we experience delays, increased costs, or defects in the plant and we have already spent the proceeds from our offerings we may not have the necessary funds to complete the project and you could lose some or all of your investment.

The plant site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay or halt plant construction and delay our ability to generate revenue.

          We have acquired land for the plant located 1 mile north of Highway 3 and 3 miles west of County Road L48, near Marcus, Iowa in Cherokee County. Given the historic agricultural use of the property we do not believe that there is a material risk of environmental problems. However, we may encounter hazardous conditions at our site that may delay the construction of the plant. We do not anticipate Bratney will be responsible for any hazardous conditions encountered at the plant site. Upon encountering a hazardous condition, Bratney may suspend work in the affected area. If we receive notice of a hazardous condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous condition will likely delay construction of the plant and may require significant expenditure of our resources to correct the condition. In addition, Bratney may be entitled to an adjustment in price and time of performance if it has been adversely affected by the hazardous condition. If we encounter any hazardous conditions during construction that requires time or money to correct, such event could delay our ability to generate revenue and reduce the value of our units.

Risks Related to Soy Energy as a Development-Stage Company

We have no experience in the biodiesel industry, which increases the risk of our inability to build and operate the biodiesel plant.

          We are a development-stage company with no revenues. We do not currently own or operate any biodiesel facilities. We have no experience in constructing or operating a biodiesel plant. We are presently, and will likely continue to be for some time, dependent upon our initial directors. Most of these individuals are experienced in business generally but have no experience or very limited experience in raising capital from the public, in organizing and building a biodiesel plant, or in governing and operating a public company. Most of our directors have no expertise in the biodiesel industry. In addition, certain directors on our board of directors are presently engaged in business and other activities that impose substantial demands on their time and attention. We anticipate that we will hire management for the plant with experience in the biodiesel industry and operating a production plant similar to the proposed plant. However, we may not be successful in attracting or retaining such individuals because of the competitive market for such individuals as new plants are constructed and due to the limited number of individuals with expertise in the area. In addition, we may have difficulty in attracting other competent personnel to relocate to Iowa in the event that such personnel are not available locally. Our failure to attract and retain such individuals could limit or eliminate any profit that we might make and could result in our failure. If we fail, the value of our units may decrease or be eliminated altogether.

We will depend upon Bratney for expertise in the commencement of operations in the biodiesel industry and any loss of this relationship could cause us delay and added expense, placing us at a competitive disadvantage.

          We entered into a definitive design-build agreement with Bratney to design, engineer and build the plant. Bratney Companies is an Iowa corporation specializing in the engineering and construction of seed, feed, grain, food and bulk handling facilities around the world. Bratney has joined forces with the Cimbria Company of Germany to form Cimbria, Bratney, a division devoted to the biodiesel industry. Cimbria specializes in grain drying, cleaning and storage. Since 1995, Cimbria Sket, a division of the Cimbria Company, has provided engineering and construction services utilizing Sket technology to the biodiesel industry in Europe. We expect that Cimbria Sket along with Westfalia Separator, Inc. will provide the technology for our plant. Westfalia Separator, Inc. is a German Company with its United States offices located in Northvale, New Jersey. Westfalia Separator, Inc. specializes in centrifuge separation technology.

          Any loss of our relationship with Bratney or its affiliates, particularly during the construction and start-up period for the plant, may prevent us from commencing operations and result in the failure of our business. The time and expense of locating new consultants and contractors would result in unforeseen expenses and delays. In addition, Bratney’s involvement in other projects could delay the commencement and start-up operations of our project. Unforeseen expenses and delays may reduce our ability to generate revenue and operate profitability and may significantly damage our competitive position in the biodiesel industry such that the value of our units may be decreased or eliminated altogether.

Soy Energy has no operating history, which could result in errors in management and operations causing a reduction in the value of our units.

          We are a recently formed company and have no history of operations. Should we secure all of the financing we require to complete construction of the biodiesel plant and we complete construction, we may not be able to manage start-up effectively and properly staff operations, and any failure to manage our start-up effectively could delay the commencement of plant operations. Such a delay is likely to further hinder our ability to generate revenue and satisfy our debt obligations and could make governmental grants unavailable to us. We anticipate our company will experience substantial growth involving the construction and start-up of operations of the plant and the hiring of employees. This period of growth and the start-up of the plant is likely to be a significant challenge to us. If we fail to manage start-up effectively, the value of our units may be reduced or eliminated altogether.

Agreements that have not yet been finalized may never be finalized or may significantly change in ways that could reduce the value of our units.

          We anticipate entering into several contracts with suppliers of goods and services we need to complete construction and start-up of our biodiesel plant. The agreements we anticipate executing in order to complete construction and start-up of the biodiesel plant include: a feedstock procurement agreement, a glycerin marketing agreement; a natural gas supply agreement; an electrical supply agreement; a rail service agreement; and wastewater service agreement; amongst other agreements. These agreements are not yet final or executed. In some instances, such documents or agreements are not even in draft form. The definitive versions of those agreements, documents, plans or proposals may contain terms or conditions that vary significantly from the terms and conditions described. The agreements, documents, plans or proposals not in final form may not materialize or, if they do materialize, may not prove to be profitable. This may reduce or eliminate the value of our units.

Risks Related to Biodiesel Production

Our business is sensitive to feedstock prices. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of our units.

          Our results of operations and financial condition will be significantly affected by the cost and supply of feedstock. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenue which may prevent us from operating the biodiesel plant profitably. This could reduce or eliminate the value of our units.

          Biodiesel production at our plant will require significant amounts of feedstock. We anticipate that our biodiesel plant will process primarily soybean oil, corn oil, and animals fats, and the cost of feedstock will represent approximately 70%-90% of our cost of production. In the past, the price of soybean oil has been volatile, fluctuating between 23.4 cents and 45.2 cents per pound over the last three years. Soybean oil prices are expected to continue to increase with the USDA projecting an average price of soybean oil for the 2007/2008 crop year of between 47.5 and 51.5 cents per pound.

          Soybean prices may also be affected by other market sectors because soybeans are comprised of 80% protein meal and only 20% oil. Soybean oil is a co-product of processing, or “crushing,” soybeans for protein meal for livestock feed. Currently, soybean crush capacity is concentrated among four companies, Cargill, Inc., Bunge, ADM and Ag Processing Inc., which represent more than 80% of crushing operations in the United States. Of these companies, both Cargill and ADM have constructed biodiesel plants and we expect to compete with them and other plants for feedstock origination. While we anticipate building a crushing facility in the second phase of the project, we may never build such a facility and therefore we would remain dependent upon third party suppliers for our soybean oil and other feedstock needs. Further, we anticipate using corn oil as a feedstock to produce biodiesel. We anticipate securing the corn oil from ethanol producers. However, in order for ethanol producers to produce corn oil that can be used by us in the biodiesel process, the ethanol plants will need to add corn oil extraction equipment. Ethanol production facilities may be reluctant to install such corn oil extraction equipment as it would require a significant capital investment. As a result, we may not be able to secure a source of corn oil for use as a feedstock. Competition for raw soybean oil, animal fats and other feedstock may increase our cost of feedstock and harm our financial performance and the value of our units. If we are unable to obtain adequate quantities of feedstock at economical prices, the value of our units may decrease or be eliminated altogether.

Our reliance upon third parties for feedstock supply may hinder our ability to profitably produce our biodiesel.

          In addition to being dependent upon the availability and price of feedstock supply, we will be dependent on relationships with third parties, including feedstock suppliers. We anticipate we will build a soybean crushing facility to supply a portion of our own raw soybean oil after our first few years of production. However, we may not ever be able to build a soybean crushing facility. Therefore, we must be successful in establishing feedstock agreements with third parties. To date, we have no binding commitments from anyone to supply our feedstock. We anticipate entering into a feedstock procurement agreement with FCStone. However, even if we enter into such an agreement, FCStone may be unable to secure the feedstock we require, or secure it at a price that would allow us to operate profitably. Further, FCStone may cancel any feedstock procurement agreement we may execute which may require us to locate another feedstock procurement provider or secure the feedstock we require ourselves. If we are unable to secure the feedstock we require at prices that allow us to operate the biodiesel plant profitably, we could fail which could reduce or eliminate the value of our units.

Declines in the prices of biodiesel and its co-products will have a significant negative impact on our financial performance and the value of our units.

          Our revenue will be greatly affected by the price at which we can sell our biodiesel and its primary co-product, glycerin. These prices can be volatile as a result of a number of factors over which we have no control. These factors include overall supply and demand, the price of diesel fuel, levels of government support, and the availability and price of competing products. The total production of biodiesel continues to rapidly expand at this time. Demand may not rise to meet the increase in supply, and increased production of biodiesel may lead to lower prices. Any lowering of biodiesel prices may reduce our revenue, causing a reduction in the value of our units.

          In addition, increased biodiesel production will likely also lead to increased supplies of co-products from the production of biodiesel, such as glycerin, which may lead to lower prices for our co-products. Glycerin prices in Europe have already declined over the last several years due to increased biodiesel production and saturation of the glycerin market. Those increased supplies could outpace demand in the United States as well, which would lead to lower prices for our glycerin. Increased expenses and decreased sales prices for our products may result in less revenue and may affect our ability to operate profitably, which could result in the loss of some or all of the value of our units.

We do not intend to use a third-party management company to manage the operations of the proposed biodiesel facility and we will be dependent on our ability to recruit qualified production managers and other production personnel to successfully operate the facility.

          We do not anticipate hiring a third-party management company to operate our biodiesel facility and intend to hire our own production personnel capable of successfully operating the facility at capacity; however, we may not be able to hire qualified production personnel at reasonable wages, if at all. We expect our biodiesel production facility to utilize Cimbria and Westfalia Separator, Inc. production technology. This technology has been used only in a few biodiesel facilities in the United States and therefore it is unlikely that we will be able to hire production personnel with experience in operating a biodiesel plant utilizing this technology. Our inability to hire production personnel with experience or training in the operation of Cimbria and Westfalia Separator, Inc. biodiesel production technology may result in our inability to operate the proposed plant at capacity, or at all, which could result in the loss of some or all of the value of our units.

We will be dependent on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability.

          We do not intend to have a sales force of our own to market our biodiesel and glycerin. As such, we have contracted with a third party to market our biodiesel and we anticipate we will contract with a third party to market our glycerin. We have entered into an agreement with Eco-Energy, Inc. (our customer) to market our biodiesel. Eco-Energy is a reseller of biodiesel and is experienced in the marketing and transportation of biodiesel. In addition we anticipate we will enter into an agreement with a third party to market our glycerin. If Eco-Energy or any glycerin marketer we may engage breaches our contract or does not have the ability, for financial or other reasons, to market all of the biodiesel or glycerin we produce, we will not have any readily available means to sell our biodiesel or glycerin. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel and glycerin products may result in less income from sales, reducing our revenue, which could decrease or eliminate the value of our units.

We will depend on key suppliers, whose failure to perform could force us to abandon business, hinder our ability to operate profitably or decrease the value of our units.

          We anticipate that FCStone will procure our inputs and Eco-Energy, Inc. (our customer) will market our biodiesel. FCStone is a commodity risk management and trading company located in Des Moines, Iowa. Eco-Energy is an energy and chemical marketing and trading company located in Franklin, Tennessee. If these companies do not perform their obligations as agreed, our operations and financial performance may be harmed. Our reliance on FCStone and Eco-Energy may place us at a competitive disadvantage which may reduce or eliminate the value of our units.

We may engage in hedging transactions which involve risks that can harm our business.

          Once the plant is operational, we will be exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on soybean oil and corn oil in the biodiesel production process. We may seek to minimize the risks from fluctuations in the prices of soybean oil and corn oil through the use of hedging instruments. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. The effectiveness of our hedging strategies is dependent upon, the cost of soybean oil and corn oil and our ability to sell sufficient amounts of our products to use all of the soybean oil and corn oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil and corn oil prices. Alternatively, we may choose not to engage in hedging transactions. As a result, our results of operations and financial conditions may also be adversely affected during periods in which soybean oil and corn oil prices increase.

          Hedging activities themselves can result in higher costs because price movements in soybean oil and corn oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which our derivative instruments are impacted by price fluctuations in the prices of soybean oil and corn oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant which could reduce our net income and reduce or eliminate the value of our units.

Competition from other sources of fuel may adversely affect our ability to market our biodiesel.

          Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of the value of our units.

Concerns about fuel quality may impact our ability to successfully market our biodiesel.

          Industry standards impose quality specifications for biodiesel fuel. Actual or perceived problems with quality control in the industry may lead to a lack of consumer confidence in the product and hinder our ability to successfully market our biodiesel. For example, a batch of biodiesel that failed to meet industry specifications in Minnesota resulted in a 10-day emergency variance from the state’s 2% biodiesel requirement in order to allow for time to fix the problem. Although industry representatives attributed the problem to start-up glitches in the state’s new biodiesel plants, similar quality control issues could result in a decrease in demand for our product, which could decrease or eliminate the value of our units.

We may not be able to obtain sufficient amounts of process engineered fuel (PEF) to power our plant or to obtain PEF at commercially reasonable prices which could reduce the value of our units.

          On August 28, 2006 we accepted a proposal by R.W. Rice Co. for the installation of a pellet fired boiler system to fuel our plant. Pellets, also called Process Engineered Fuel (PEF), are the result of industrial waste paper being processed into pellet form. These pellets can be burned similar to coal in industrial boilers to produce between to 7,000-8,000 btu per pound of fuel pellets. In June 2007, we entered into an agreement with the Cherokee County Solid Waste Commission (CCSWC) to supply us with Process Engineered Fuel (PEF) pellets that we anticipate using to fuel our biodiesel plant. We also anticipate constructing a backup system to burn natural gas or other fuels in the event of an interruption of our PEF pellet supply. Cherokee County Solid Waste Commission has operated a biomass diversion program at the regional landfill since 1989, as feedstock for compost production. Cherokee County Solid Waste Commission is currently working to increase their diversion program by installing a pelletizing line for the diverted biomass. However, we may not be able to obtain sufficient amounts of PEF to meet our energy requirements. Further CCSWC may terminate its agreement with us and we may be forced to secure another supplier of PEF, which could be more costly. If we are unable to secure the PEF we need at reasonable prices, we may be required to find an alternate power source which could increase our costs and reduce or eliminate the value of our units.

Asian soybean rust and other plant diseases may decrease our ability to obtain a sufficient feedstock supply.

          Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and its presence in the United States has been confirmed. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be killed with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock to our plant. Such increase in cost would increase the cost of producing our biodiesel and decrease our revenue from operations which could decrease or eliminate the value of our units.

Our soybean expeller facility will be sensitive to soybean and soybean meal prices. Changes in the prices and availability of soybeans and soybean meal may hinder our ability to generate revenue and reduce the value of our units.

          Assuming we are able to obtain sufficient funding and it is in the best interests of the Company, we anticipate building a soybean crushing facility in the second phase of our project. Our results of operations and financial condition will be affected by the cost and supply of soybeans and the market price of soybean meal should we begin crushing our own soybeans. Typically, an increase in the cost of soybeans is offset by an increase in the revenue resulting from soybean meal. However, market externalities can impact the price of soybean meal to a greater degree than the price of soybeans. Increases in the cost of our feedstock and/or decreases in the sales price of our co-products could harm our financial performance and the value of our units. In addition, there are currently extraction facilities within a 150 mile radius of the proposed plant site which could result in intense competition for local and regional soybean meal outlets. We may not be able to effectively compete and may generate less income as a result which could decrease the value of our units.

Cold weather may cause biodiesel to gel, which could have an adverse impact on our ability to successfully market our biodiesel.

          The pour point for a fuel is the temperature at which the flow of the fuel stops. A lower pour point means the fuel is more flowable in cold weather. The pour point of 100% soy-based biodiesel is approximately 27ºF to 30ºF. The pour point for tallow-based biodiesel is approximately 61ºF. The pour point for #2 diesel fuel is approximately -30ºF. When diesel is mixed with soy-based biodiesel to make a 2% biodiesel blend, the pour point is -25ºF. Therefore, we believe we will need to blend soy-based biodiesel and animal fat-based biodiesel with petroleum diesel in order to provide a biodiesel product that will have an acceptable pour point in cold weather. Generally, biodiesel that is used in blends of 2% to 20% is expected to provide an acceptable pour point for colder markets comparable to the No. 2 petroleum diesel pour point. In colder temperatures, lower blends are recommended to avoid fuel system plugging. This may cause the demand for our biodiesel in northern markets to diminish during the colder months, especially for animal fat based biodiesel.

          The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, biodiesel may need to be stored in a heated building or heated storage tanks. This may cause a decrease in demand for our product in colder climates due to increased storage costs which may result in a decrease in the value of our units.

Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could negatively impact our ability to market our biodiesel.

          Because it is a relatively new product, the research of biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other parts of the engine. Although some manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may impact our ability to market our product.

          The trucking industry opposed the imposition of the Minnesota 2% biodiesel requirement, citing concerns regarding fuel expense and lack of infrastructure necessary to implement the requirement. Such concerns may result in opposition to similar proposed legislation in other states in the future and may negatively impact our ability to market our biodiesel.

          In addition, studies have shown that nitrogen oxide emissions from pure biodiesel increase by 10% compared to petroleum diesel. Nitrogen oxide is the chief contributor to ozone or smog. New engine technology is available and is being implemented to eliminate this problem. However, these emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry, which may result in our inability to market our biodiesel. Any inability to market the biodiesel we anticipate producing may lead to our failure which may decrease or eliminate the value of our units.

The expansion of domestic biodiesel production may place strains on rail and truck infrastructure such that our biodiesel cannot be marketed and shipped to retailers causing us to slow or halt production.

          If the volume of biodiesel shipments continues to increase, there may be weaknesses in infrastructure such that our biodiesel cannot reach its target markets. Rail and trucking infrastructure may be inadequate to meet the expanding volume of biodiesel shipments, which could prevent us from shipping our biodiesel to our target markets. If we are unable to ship our biodiesel, we may be forced to slow or halt production which could reduce the value of our units.

Risks Related to Biodiesel Industry

If demand for biodiesel fails to grow at the same rate as planned supply, the excess production capacity will adversely impact our financial condition.

          In 2007, the National Biodiesel Board estimated that there was approximately 450 million gallons of biodiesel demand in the United States. Our planned biodiesel plant alone could produce approximately 6.7% of the 2007 domestic biodiesel demand. The National Biodiesel Board estimates that as of January 25, 2008, there were 171 biodiesel plants operating in the United States. Further, the National Biodiesel Board estimates that the operating biodiesel facilities have capacity to produce approximately 2.24 billion gallons of biodiesel per year. However, many biodiesel plants do not operate at full capacity, and some plants have shut down in the wake of the current high soybean oil prices. We anticipate that if feedstock prices remain high or increase, more biodiesel plants may decrease their biodiesel production or may shut down altogether. Further, the National Biodiesel Board estimates that current plant construction and expansion may result in another 1.23 billion gallons of annual biodiesel production capacity, for total annual production capacity of 3.47 billion gallons. Thus, the estimated annual production capacity for existing plants and plants currently under construction far exceeds the current estimated annual consumption of biodiesel in the United States. While the pace of construction and expansion in the biodiesel industry has slowed, there may be significantly more biodiesel supply than there is biodiesel demand. Excess biodiesel supply may result in a decrease in the selling price of biodiesel. If this is the case, it may affect our ability to operate our biodiesel plant profitably if we are able to complete construction.

          Additionally, excess capacity in the biodiesel industry may lead to increased competition for inputs. Biodiesel production at our plant will require significant amounts of feedstock. We do not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production at our plant. If overproduction of biodiesel occurs, we will face increased competition for inputs which means we may be either unable to acquire the inputs that we need or unable to acquire them at profitable prices. In addition, if excess capacity occurs, we may also be unable to market our products at profitable prices. If the demand for biodiesel does not grow at the same pace as increases in supply, we would expect the price for biodiesel to decline. Any decrease in the price at which we can sell our biodiesel will negatively impact our future revenues. Increased expenses and decreased sales prices for biodiesel may result in less income, which would decrease our revenues and result in the loss of some or all of your investment. Further, weakness in the biodiesel industry may make it difficult for us to secure the financing we require to complete capitalization of our project. If we are unable to secure the necessary capital to complete construction of our biodiesel plant, our project may fail and you may lose some or all of the value of your investment.

The biodiesel industry is becoming increasingly competitive and we compete with larger, better financed entities which could impact our ability to operate profitably.

          Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are other entities considering the construction of biodiesel plants or are in process of building biodiesel plants. Nationally, the biodiesel industry may become more competitive given the construction and expansion that is occurring in the industry. In January 2008, the National Biodiesel Board estimated there were 171 active plants with an annual production capacity of 2.24 billion gallons of biodiesel. Another 57 plants are currently under construction and an additional 3 plants are expanding their existing operations. The additional combined capacity of these plants under construction is estimated at approximately 1.23 billion gallons per year. Biodiesel plants are operating or have been proposed in at least 46 states. Currently, there are fourteen operating biodiesel plants in Iowa, with two biodiesel plants under construction, including ours. Several other companies have proposed building biodiesel plants and some are currently raising debt and equity financing to build biodiesel plants. This may result in our inability to secure the financing we require to fully capitalize our project.

          Should we complete construction of our biodiesel plant, we anticipate facing competitive challenges from larger biodiesel plants and from biodiesel plants owned and operated by the companies that supply their own inputs. Cargill, Inc., a large supplier of soybean oil, completed construction of a 37.5 million gallon plant in Iowa Falls in May 2006. Another large corporation and supplier of soybean oil, Archer Daniels Midland Co., constructed an 85 million gallon plant in North Dakota. These plants are capable of producing significantly greater quantities of biodiesel than the amount we will produce. Moreover, these plants may not face the same competition we do for inputs, as the companies that own them are suppliers of the inputs. In light of such competition, we may be unable to effectively compete in the biodiesel industry should we complete construction of our biodiesel plant. Further, we may be unable to secure the financing we require to complete capitalization of our project. If we are unable to secure the capital we require to complete construction of our biodiesel plant, or we are unable to effectively compete in the biodiesel industry should we complete construction of our biodiesel plant, we may fail, which could result in the loss of some or all of the value of our units.

Competition from other diesel fuel lubricity additives for ultra low sulfur diesel may be a less expensive alternative to our biodiesel, which would cause us to lose market share and reduce the value of our units.

          The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel that has been made available for retail sale since October 2006. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel which has inherent lubricating properties. Our biodiesel plant is expected to compete with producers of other diesel additives having similar lubricity values as biodiesel, such as petroleum-based lubricity additives. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they may be used in lower concentrations than biodiesel. In addition, according to the March 2006 edition of Biodiesel Magazine, refiners have spent millions of dollars putting the infrastructure in place for petroleum-based additives, which is not suitable for biodiesel. As a result, petroleum-based additives may be more cost-effective than biodiesel. Therefore, it may be difficult to market our biodiesel as a lubricity additive, which could result in the loss of some or all of the value of our units.

We face substantially different risks in the biodiesel industry than do ethanol manufacturers, and you should not base your decision to invest in us upon any perceived favorable comparisons.

          The ethanol industry enjoys over 6 billion gallons of annual domestic demand and a vast existing production, marketing, and transportation network servicing substantial demand. Conversely, in 2007, according to the National Biodiesel Board, United States demand for biodiesel was only approximately 450 million gallons. The entire diesel fuel market constitutes only about one-third of the gasoline market as a whole. Approximately fifty-six percent of the diesel market is the trucking industry. Furthermore, diesel vehicles make up only about 4% of all passenger vehicle sales. Acceptance of biodiesel by consumers has been slow, and the biodiesel industry has faced opposition from the trucking industry and others in regard to legislative mandates for its use. Nonetheless, the American Trucking Association altered its position on biodiesel in October 2005 by passing a resolution advocating the use of 5% biodiesel blends by the trucking industry. However, the marketing and transportation network must expand significantly in order to increase demand for biodiesel and make it more readily available for consumers to purchase it. For example, biodiesel is often not readily available at pumps in fuel service stations. Therefore, we may be unable to market the biodiesel we expect to produce profitably, which would decrease our net income. These unfavorable market conditions may also make it difficult for us to secure the financing we require to complete construction of our biodiesel plant. This may result in the loss of some or all of the value of our units.

          In addition, we face a substantially different market than do ethanol producers for the supply of raw materials. Manufacturers of ethanol often purchase raw grains directly from producers, which represents a significantly larger pool of suppliers from thousands of corn growers. By contrast, there are relatively fewer suppliers of soybean oil from which we may purchase our raw materials. Further, some of the suppliers of soybean oil have commenced production of biodiesel in their own plants, which means we may be dependant on our competitors to supply feedstock for our plant. Accordingly, we may be unable to obtain the necessary supply of raw materials, or we may be unable to supply our raw materials at prices that allow us to operate profitably. This may result in a loss in some or all of the value of our units.

          The ethanol industry has historically enjoyed substantially more governmental support than the biodiesel industry on both the federal and state levels. Although the Energy Policy Act of 2005 enacted or extended certain tax credits for the biodiesel industry, such incentives had been previously available to the ethanol industry. Further, despite the fact that the Energy Independence and Security Act of 2007 provided for a special carve out of the RFS specifically for biodiesel, it still remains a small percentage of the total RFS requirement which will predominantly be fulfilled by ethanol. In addition, various states offer other ethanol production subsidies which may make ethanol production more profitable. These and other differences between the ethanol industry and our industry make risk and investment comparisons between the two industries unreliable.

Risks Related to Regulation and Governmental Action

Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of our units.

          Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. Although the biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. Further, the Energy Independence and Security Act of 2007 included a carve out that requires 500 million gallons of biodiesel be used in the United States in 2009, increasing to 1 billion gallons by 2012. However, current biodiesel production capacity significantly exceeds the 2012 requirement. The government mandates for biodiesel use may not be effective in increasing demand for biodiesel and increasing the selling price for biodiesel. The elimination or reduction of tax incentives to the biodiesel industry or mandated biodiesel use could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. Further, weakness in the biodiesel industry may make it difficult for us to secure the financing we require to complete capitalization of our project. This could result in the failure of our business and the potential loss of some or all of the value of our units.

Changes in environmental regulations or violations thereof could result in the devaluation of our units.

          We anticipate being subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate the plant. We have hired Stanley Consultants, Inc. to assist us in obtaining the necessary permits to construct and operate our plant. In addition to the various environmental regulations and permits, biodiesel producers are required to satisfy the fuel quality standards of the Environmental Protection Agency. We do not anticipate a problem receiving all required environmental permits. However, if for any reason we are unable to obtain any of these permits, construction costs for the plant may increase or we may not be able to construct the plant at all. Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have the proper permits at the proper time, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability and result in the loss of some or all of the value of our units.

Risks Related to Conflicts of Interest

Our directors and officers have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to our project.

          Since our project is currently managed by the board of directors rather than a professional management group, the devotion of the directors’ time to the project is critical. We anticipate that our executive officers will dedicate approximately 15 hours per week to our project. We anticipate that our directors will dedicate between 4 hours and 20 hours per week to our project depending upon which committees they serve. However, our directors and officers have other management responsibilities and business interests apart from our project that may impose substantial demands on the time and attention of such directors. Therefore, our directors and officers may experience conflicts of interest in allocating their time and services between us and their other business responsibilities which could result in our failure and the loss of some or all of the value of our units.

Our directors have relationships with individuals, companies or organizations with which we may do business which may result in conflicts of interest.

          There are business relationships between our directors and other individuals, companies or organizations with which we expect to do business that may pose potential conflicts of interest with Soy Energy. If our directors put their interests in other companies or their own personal relationships ahead of what is best for the company these business relationships may result in conflicts of interest with respect to transactions between Soy Energy and various other individuals, companies or organizations. These transactions may be on terms that are less favorable than we could receive from unrelated third parties which could lead to our reduced profitability or our failure and could reduce or eliminate the value of our units.

We are highly dependent on Bratney for the design and construction of our plant, which may cause difficulty in enforcing claims against Bratney.

          Because of the extensive role that Bratney will have in the design and construction of the plant and the fact that Bratney is a member of the Company and owns 750 of our units, it may be difficult or impossible for us to enforce claims that we may have against Bratney. Our dependence on Bratney may reduce our profitability and the value of our units and could result in reduced distributions to investors should conflicts arise.

          Bratney and its affiliates may also have conflicts of interest with us because employees or agents of Bratney are involved with the development of other biodiesel plants in the United States. We cannot require Bratney to devote its full time or attention to our activities. As a result, Bratney may have conflicts of interest in allocating personnel, materials and other resources to our biodiesel plant which could result in a reduction or elimination of the value of our units.

Risks Related to the Units

There has been no independent valuation of the units, which means that the units may be worth less than the purchase price in our offerings.

          We determined the unit purchase price in our seed capital, founders and registered offerings without independent valuations of the units. We established the offering prices based on our estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the units. The units may have a value significantly less than the offering prices and there is no guarantee that the units will ever obtain a value equal to or greater than the offering price.

No public trading market exists for our units and we do not anticipate the creation of such a market, which means that it will be difficult for our members to liquidate their investments.

          There is currently no established public trading market for our units and we do not anticipate an active trading market will develop. To maintain partnership tax status, our members may not trade the units on an established securities market or readily trade the units on a secondary market (or the substantial equivalent thereof). We, therefore, do not expect to apply for listing of the units on any securities exchange including the NASDAQ or New York Stock Exchange. Further, our members may not generally transfer their units until our biodiesel plant is substantially complete which may not occur for a significant period of time, if at all. As a result, our units are not liquid which could reduce or eliminate the value of our units.

We have placed significant restrictions on transferability of the units, limiting an investor’s ability to withdraw from Soy Energy.

          The units are subject to substantial transfer restrictions pursuant to our operating agreement. In addition, transfers of the units may be restricted by federal and state laws. As a result, investors may not be able to liquidate their investments in the units and, therefore, may be required to assume the risks of investments in us for an indefinite period of time.

          To help ensure that a secondary market does not develop, and to avoid requiring us to pay corporate level income taxes, our operating agreement prohibits transfers without the approval of our board of directors. The board of directors will not approve transfers unless they fall within “safe harbors” contained in the publicly-traded partnership rules under the tax code, which include, without limitation, the following:

•	transfers by gift;

•	transfer upon the death of a member;

•	transfers between family members;

•	various other transfers that meet the private transfer rules of the Internal Revenue Service;

•	transfers that comply with the “qualifying matching services” requirements; and

•	other transfers during the tax year that in the aggregate do not exceed 2% of the total outstanding units.

          However, we have not yet established a qualified matching service, which is one type of unit transfer safe harbor, and we may not create one in the future which may limit the transferability of our units. The fact that members may not readily liquidate their investment in us may reduce or eliminate the value of our units.

The units will be subordinate to company debts and other liabilities, resulting in a greater risk of loss for our members.

          The units are unsecured equity interests in Soy Energy and are subordinate in right of payment to all our current and future debt. In the event of our insolvency, liquidation, dissolution or other winding up of our affairs, all of our debts, including winding-up expenses, must be paid in full before any payment is made to the holders of the units. In the event of our bankruptcy, liquidation, or reorganization, all units will be paid ratably with all our other equity holders, and there is no assurance that there would be any remaining funds after the payment of all our debts for any distribution to the holders of the units.

Risks Related to Tax Issues

          To ensure compliance with IRS Circular 230, you are hereby notified that: (A) any discussion of federal tax issues in this registration statement on Form 10 is not intended or written to be used, and cannot be used by you, for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (B) such discussion is written to support the promotion or marketing of the transactions or matters addressed herein; and (C) you should seek advice based on your particular circumstances from an independent tax advisor concerning the impact that your participation in Soy Energy, LLC may have on your federal income tax liability and application of state and local income and other tax laws to your participation in Soy Energy, LLC.

IRS classification of Soy Energy as a corporation rather than as a partnership would result in higher taxation and reduced profits, which could reduce the value of our units.

          We are an Iowa limited liability company that has elected to be taxed as a partnership for federal and state income tax purposes, with income, gain, loss, deductions and credits passed through to unit-holders. However, if the Internal Revenue Service (“IRS”) should successfully determine that we should be taxed as a corporation rather than as a partnership, we would be taxed on our net income at rates of up to 35% for federal income tax purposes, and all items of our income, gain, loss, deductions, and credits would be reflected only on our tax returns and would not be passed through to the holders of the units. If the IRS were to tax us as a corporation, distributions made to investors would be treated as ordinary dividend income to the extent of our earnings and profits, and we would not be able to deduct the payment of dividends, thus resulting in double taxation of our earnings and profits. If we pay taxes as a corporation, we will have less cash to distribute as dividends which could decrease or eliminate the value of our units.

The IRS may classify investments as passive activity income, resulting in the inability to deduct losses associated with a unit-holder’s investment.

          It is likely that the IRS will treat a unit-holder’s interest in us as a “passive activity.” If the unit-holder is either an individual or a closely held corporation, and if the IRS deems the unit-holder’s interest to be a “passive activity,” then the unit-holder’s allocated share of any loss we incur will be deductible only against income or gains the unit-holder has earned from other passive activities. Passive activity losses that the IRS disallows in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years. These rules could restrict a unit-holder’s ability to currently deduct any of our losses that are passed through to such unit-holder.

Income allocations assigned to a unit-holder’s units may result in taxable income in excess of cash distributions, which means our unit-holders may have to pay income tax on their investment with personal funds.

          Unit-holders will pay tax on their allocated shares of our taxable income. A unit-holder may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions we may make to the unit-holder. This result might occur due to, among other things, accounting methodology, lending covenants that restrict our ability to pay cash distributions, or our decision to retain the cash generated by the business to fund our operating activities and obligations. Accordingly, the IRS may require unit-holders to pay some or all of the income tax on their allocated shares of our taxable income with personal funds.

An IRS audit could result in adjustments to Soy Energy’s allocations of income, gain, loss and deduction causing additional tax liability to our unit-holders.

          The IRS may audit our income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss, and deduction to unit-holders. If the IRS were successful in challenging our allocations in a manner that reduces loss or increases income allocable to unit-holders, a unit-holder may have additional tax liabilities. In addition, such an audit could lead to separate audits of a unit-holder’s tax returns, especially if the audit requires adjustments, which could result in adjustments on unit-holders’ tax returns. Any of these events could result in additional tax liabilities, penalties and interest to our unit-holders, and the cost of filing amended tax returns.

The IRS may subject our unit-holders to self-employment tax.

          The tax code and Treasury regulations provide that general partners are subject to self-employment tax on their distributive share of partnership income and that limited partners who do not render services to the partnership are not subject to self-employment tax. Neither the tax code nor the Treasury regulations address the treatment of limited liability company members for self-employment tax purposes. Proposed regulations, however, were issued in 1997 that provide generally for imposition of the self-employment tax on limited liability company members only if they have personal liability for limited liability company obligations, have authority to contract on behalf of the limited liability company, or participate in our business for more than 500 hours each year. Few, if any, of our members would be subject to self-employment tax under this test.

          The status of the proposed regulations is uncertain because they were subject to a Congressional moratorium that ended July 1, 1998 and the Treasury has not taken steps to finalize them. Nevertheless, because of the similarity of limited liability company members and limited partners, it is believed to be highly likely that our members will be treated similar to limited partners, i.e., generally not subject to self-employment tax on their share of limited liability company earnings.

ITEM 2. FINANCIAL INFORMATION

Management’s Plan of Operation for the Next 12 Months

Overview

          We are an Iowa limited liability company. We are a development stage company formed for the purpose of constructing, owning and operating a 30 million gallon per year biodiesel plant for the sale of biodiesel and its primary co-product, glycerin. Currently, our principal place of business is located at P.O. Box 663, 222 N. Main St., Marcus, Iowa 51035.

          We purchased approximately 35 acres for our plant site near Marcus, Iowa in Cherokee County. We are still in the development phase, and until the proposed biodiesel plant is constructed and operational, we will generate no revenue and anticipate that our accumulated losses will continue to increase.

          We expect the project will cost approximately $60,686,000 to complete. This includes approximately $49,912,000 in engineering and construction costs, $3,200,000 for the biomass boiler, and an additional $7,574,000 in other capital expenditures, start-up costs, working capital and interest. We have budgeted $1,646,000 in construction contingency to help offset any increases in our costs of construction. In November 2007, we suspended construction of our biodiesel plant. Further, we are in the process of evaluating changes to the design and technology of our biodiesel plant. Suspending construction and making changes to the design of our biodiesel plant may lead to increased total project costs. We may need to secure additional capital in addition to the amounts originally required to complete construction of our biodiesel plant. We may seek debt or equity capital to offset any such increase in the cost of constructing the biodiesel plant. We may also consider reducing the size of our biodiesel plant in order to reduce our capital needs. We have not made any decisions with respect to changes to the design or technology of the plant and, therefore, do not have an estimate as to how much this may change our total project cost.

          In June 2007, we signed a design-build agreement with Bratney for the design and construction of a 30 million gallon per year biodiesel facility. The facility is to be constructed for a guaranteed maximum price of $48,855,000. If actual construction costs are less than the guaranteed maximum price, the cost savings will belong solely to Bratney. Any increases or decreases to the guaranteed maximum price will occur only if we agree to change orders to the project. However, our suspension of plant construction may allow Bratney an increase in the maximum price to construct the plant. We are responsible for the costs of performance and payment bonds on the project. These costs are not included in the guaranteed maximum price. The design-build agreement provides for construction of the facility to occur in four stages: (i) mechanical completion; (ii) commissioning completion; (iii) operational completion; and (iv) final completion. Bratney is a related party as it owns 750 of our membership units which were purchased in our Iowa registered offering.

          If Bratney fails to complete the project by 17 months from the start of performance, a penalty in the amount of $7,500 per day will be assessed. The penalty is capped at a maximum of $225,000. However, due to the fact that we have suspended construction, the design-build agreement allows for corresponding increases in time for Bratney to complete construction. We do not know when we will recommence construction of the biodiesel plant and, therefore, we do not have a firm completion date.

          We originally entered into a Phase 2 Agreement and an Agreement for Pre-Construction Services with Renewable Energy Group of Ames, Iowa (“REG”). REG is a design-builder specializing in the design and construction of biodiesel plants. However, after lengthy discussions, our board of directors determined it was in the best interest of the company to change our design-builder to the Bratney Companies of Des Moines, Iowa. We paid

REG $2,500,000 under our Phase 2 and Pre-Construction Services Agreements. We requested that REG immediately refund $2,200,000 and provide us an itemized list of performed services for the remaining $300,000. We immediately received $2,200,000 and subsequently received $250,000 back from REG. We paid $1,500,000 of the refunded amount to Bratney Companies, as a deposit, under our Phase I Design Services Agreement.

          In the future and after we have completed construction of the biodiesel plant, we are considering installing and utilizing a mechanical soybean expeller processing line. The integrated soybean expeller operation will process 10.42 million bushels per year of soybeans into 10.4 million gallons per year of crude soybean oil to be used as feedstock for the production of our biodiesel. We expect the soybean expeller processing line to cost approximately $35,000,000 which we anticipate funding through cash generated from operations or a subsequent offering and debt financing. However, should we change the design of the plant to utilize more corn oil, we may pursue a smaller soybean expeller processing line or may abandon this plan altogether.

          In addition, we anticipate using a high pressure pellet fired boiler system to fuel our plant. We have signed a final proposal with R.W. Rice Co. to design and construct a pellet fired boiler system for our plant at a price of $3,172,540. We expect that the Cherokee County Solid Waste Commission will supply us with the pellets necessary to fuel the boiler system. We have signed an agreement with the Cherokee County Solid Waste Commission for the sale and purchase of pellets necessary to meet the energy needs of the plant.

          We expect in the first year of production, the biodiesel plant will process approximately 18.9 million gallons per year of soybean oil, 6.3 million gallons per year of corn oil, and 21,810 tons of animal fats and rendered materials to produce approximately 30 million gallons of fuel-grade biodiesel and 13,350 tons of glycerin per year. We anticipate the corn oil and animal fat components will be increased to 9.47 million gallons and 32,715 tons in year three of production. However, should we change the design of our plant to utilize mainly corn oil as the feedstock to produce biodiesel, we may use as much as 80% corn oil and 20% soybean oil or other feedstocks. Until we decide on any potential plant design change, we will not know the exact ratio of feedstock we anticipate using.

Plan of Operations Until Start-up of the Biodiesel Plant

          We expect to spend at least the next 12 months focused on three primary activities: (1) project capitalization; (2) site development; and (3) plant construction. Assuming we can secure the debt financing we need to complete capitalization of the project, we expect to have sufficient cash on hand to cover all costs associated with construction of the project, including, but not limited to, site development, utilities, construction and equipment acquisition, staffing, office costs, audit, legal, compliance and staff training. We estimate that our total project costs will be $60,686,000. However, this amount may increase due to the fact that we suspended plant construction in November 2007 and we are contemplating certain changes to the design of our biodiesel plant as a result of new technology we are considering. Further, the board is considering reducing the size of the biodiesel plant which may reduce the total cost of our project.

          Below is a table showing our estimated use of the funds in order to complete construction of our biodiesel plant based on our original plant design and technology. This estimated use of funds may change as we continue to explore changes to our business plan and plant design.

ESTIMATED USE OF FUNDS

Use of Proceeds	Amount

Construction Costs:

Biodiesel Plant	$49,912,000	(1)

Biomass Boiler	3,200,000

Owners Costs:

Inventory – Oil & Fat Feedstocks	970,000

Inventory – Chemicals & Catalysts	162,000

Inventory – Biodiesel	1,741,000

Inventory- Spare Parts	400,000

Startup Costs	300,000

Land	250,000

Administration Building Furnishings	100,000

Rolling Stock and Shop Equipment	435,000

Organizational Costs	655,000

Capitalized Fees and Interest	915,000

Contingency	1,646,000

TOTAL	$60,686,000

(1)	Includes general process system, transesterification, crude degumming, rail improvements, water treatment, site development, buildings, and bond.

          Set forth below is an estimate of the sources of funding we will need to finance the construction and start-up operations of the biodiesel facility. The information set forth below includes an estimate of the debt financing we need to complete capitalization of the project. We have not executed any definitive loan agreements for the debt financing we require to complete project capitalization. Our actual sources of funds could vary due to a number of factors, including those described in this registration statement under the section entitled “RISK FACTORS” and elsewhere in this registration statement.

SOURCES OF FUNDS

Sources of Funds		Percent Of Total

Unit Proceeds	$30,668,000	50.54%
Seed Capital Proceeds	800,000	1.32%
Founding Member Proceeds	500,000	0.82%
Term Debt Financing	28,718,000	47.32%

Total Sources of Funds	$60,686,000	100.0%

Project Capitalization

          We raised $1,300,000 of equity in our private placement offerings to fund our development, organizational and offering expenses. This includes $500,000 we raised in our founders offering and $800,000 we raised in our seed capital offering. In our Iowa intrastate offering, we raised $30,668,000 in equity. In order to fully capitalize the project as originally planned, we anticipate requiring debt financing in the amount of $28,718,000. However, we may require additional debt financing depending on the changes we are exploring and should construction costs increase.

          On June 7, 2007, we received a loan commitment from AgStar Financial Services agreeing to provide us with $33,486,540 in financing to capitalize the biodiesel plant. The AgStar loan commitment was contingent on AgStar securing the participating lenders required to fund the loan commitment and other to be determined conditions required by AgStar’s legal counsel and conditions that may be required by any participating lenders. Based on this loan commitment, we satisfied all of the requirements of our escrow agreement to release the equity funds from escrow.

          To the date of filing this registration statement, AgStar has not secured the participating lenders to fund the debt financing we require for our biodiesel plant. AgStar is continuing to seek participating lenders to fund its loan commitment. As a result of AgStar’s inability to fund its loan commitment, we are seeking additional or new financing sources to complete the capitalization of our project.

          We are currently contemplating changes to the design of our biodiesel plant and changes to the technology for our biodiesel plant. We anticipate making changes to allow the biodiesel plant to primarily use corn oil as the plant’s feedstock. These changes include adding additional corn oil pretreatment equipment. Based on our initial discussions with different equipment and technology providers, we anticipate the cost to install corn oil pretreatment equipment could be as much as $13,500,000. Until we make final decisions with respect to what changes will be made to the design of the biodiesel plant and the technology for the biodiesel plant, we will not know the effect these changes will have on the total project cost. We expect to continue to research potential changes to the plant design and technology over the next several months while we seek the debt financing we require. We are currently considering either raising additional equity to fund this increase in the cost to construct the plant, securing additional debt financing to complete plant construction, or both. In addition, the board is considering reducing the size of the biodiesel plant. Management expects this will reduce our total capital needs.

Site Acquisition and Development

          We purchased approximately 35-acres for our plant site near Marcus, Iowa in Cherokee County. In August 2007, we commenced construction of our biodiesel plant. In November 2007, we suspended all construction related activities on our biodiesel plant while we sought the debt financing we need to complete construction of the plant. To date, we have completed approximately 10% of the construction of our biodiesel plant.

Plant Construction and Start-Up of Plant Operation

          Plant Construction Activity

          As of February 15, 2008, our plant was approximately 10% complete. We have suspended construction of our biodiesel plant. The following chart lists the status of various projects related to construction of our plant:

Project	Status

Dirt and Site Work	Dirt work commenced on August 1, 2007. Dirt work was approximately 98% complete on February 15, 2008. To date, the cost of performing the dirt and site work was approximately $822,000.

Process Building

The process building was 5% complete on February 15, 2008. None of the equipment for the process building has been installed. We have completed dirt work for the process building but have not completed construction of the foundation. To date, the cost of the work on the process building was approximately $5,273,000.

Storage Tanks

As of February 15, 2008, the storage tank farm was approximately 3% complete. The rail tank car loading and unloading area was approximately 1% complete. We have completed the dirt work and completed construction of the dyke. To date, the cost was approximately $1,239,000.

Administration Office	The administration office was approximately 15% complete on February 15, 2008. We have completed the dirt work for the administrative building and have completed construction of the foundation.

Truck Loading and Scale	The truck loading, unloading and scaling area construction was approximately 4% complete on February 15, 2008. We have completed the dirt work for the truck loading and scale facilities.

Utilities – Electrical and Natural Gas	The electrical wiring and control systems were approximately 0% complete as of February 15, 2008. We have brought electrical facilities to the project site.

Utilities – Water	The water utility was approximately 0% complete as of February 15, 2008. Rural water has been brought to the site for potable water.

Railroad Siding	Rail construction was approximately 10% complete on February 15, 2008. We have completed the dirt work on our railroad siding.

          We originally anticipated completing construction of the biodiesel plant in October 2008. However, due to the suspension of construction, we are unsure as to when we will complete construction of the biodiesel plant, if we complete construction at all.

          Permitting

          Stanley Consultants, Inc. has assisted us in obtaining our required permits. We have obtained all of the required air, water, construction and other permits necessary to construct the plant and have either obtained or are in the process of obtaining all the permits necessary to operate the plant. The following chart lists the various permits for which we have applied:

Permit	Status

Spill, Prevention, Control and Countermeasures Plan	Stanley Consultants, Inc. is in the process of preparing this application. We anticipate receiving this permit before we commence operations at the plant.

VOC Emissions from Equipment Leaks Permit- Construction	Stanley Consultants, Inc. is in the process of preparing this application. We anticipate receiving this permit before we commence operations at the plant.

Boiler Permit 1	We have applied for this permit. We anticipate receiving this permit before we commence using the boiler.

Boiler Permit 2	We have applied for this permit. We anticipate receiving this permit before we commence using the boiler.

NPDES Stormwater General Permit – Construction	We received this permit in September 2006.

NPDES Wastewater Discharge Permit	We received this permit in November 2006.

Superfund Amendments and Reauthorization Act (SARA) Section 313 Form R	Stanley Consultants, Inc. is in the process of preparing this application. We anticipate receiving this permit before we commence operations at the plant.

Resource Conservation and Recovery Act (RCRA) Hazardous Materials ID Number	Stanley Consultants, Inc. is in the process of preparing this application. We anticipate receiving this permit before we commence operations at the plant.

Utilities & Infrastructure

          Electricity. We will require a significant supply of electricity to operate our plant. We anticipate that Mid-American Energy will supply us with our electricity needs, but we have not entered into any agreement with Mid-American.

          Water. We are currently considering connecting to a rural water supply or constructing our own well, depending on the amount of water our plant requires. The different technology and plant design options were are exploring will have an effect on the amount of water our biodiesel plant requires.

          PEF. In June 2007, we entered into an agreement with the Cherokee County Solid Waste Commission (CCSWC) to supply us with Process Engineered Fuel (PEF) pellets that we anticipate using to fuel our biodiesel plant. We also anticipate constructing a backup system to burn natural gas or other fuels in the event of an interruption of our PEF pellet supply.

          Natural Gas. We anticipate having natural gas the backup power supply for our plant. We are in the process of exploring potential suppliers of the natural gas backup. We anticipate that PEF will supply all of our biodiesel plant’s energy needs, however, we expect that natural gas will be available should we not be able secure sufficient PEF to operate the biodiesel plant.

          Rail. The Canadian National Railroad provides rail service near the site of our biodiesel plant. We are currently in the process of establishing rail service directly to our plant in order to ship biodiesel to our customers. As of February 15, 2008, rail construction was approximately 10% complete. We anticipate we will enter into an agreement with the Canadian National Railroad for rail service, but we have not currently entered into any such agreement.

Trends and Uncertainties Impacting the Biodiesel Industry and Our Future Operations

          If we are able to build the plant and begin operations, we will be subject to industry-wide factors that affect our operating and financial performance. These factors include, but are not limited to, the available supply and cost of feedstock from which our biodiesel and glycerin will be processed; dependence on our biodiesel marketer and glycerin marketer to market and distribute our products; the competitive nature of the biodiesel industry; possible legislation at the federal, state and/or local level; changes in federal tax incentives; and the cost of complying with extensive environmental laws that regulate our industry.

          We anticipate our revenues will consist of sales of biodiesel and glycerin. We expect biodiesel sales to constitute the bulk of our future revenues. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of our units. Further, due to the increase in the supply of biodiesel from the number of new biodiesel plants scheduled to begin production and the expansion of current plants, we do not expect current biodiesel prices to be sustainable in the long term and the industry will need to continue to grow demand to offset the increased supply brought to the market place by additional production.

          We also expect to benefit from federal and state biodiesel supports and tax incentives. Changes to these supports or incentives could significantly impact demand for biodiesel. The most significant of these are the Volumetric Ethanol Excise Tax Credit (“VEETC”) and the Renewable Fuels Standard (“RFS”). The VEETC creates a tax credit of $1.00 per gallon for biodiesel made from virgin oils derived from agricultural products and animal fats and a tax credit of $0.50 per gallon for biodiesel made from non-virgin agricultural products and animal fats. The effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel. The expanded RFS requires refiners to use 9 billion gallons of renewable fuels in 2008, increasing to 36 billion gallons by 2022. Further, the RFS contains a requirement that 500 million gallons of biodiesel and biomass-based diesel fuel be blended into the national diesel pool in 2009, gradually increasing to 1 billion gallons by 2012. However, the mandates of the RFS are expected to largely be met by ethanol and thus will likely have a much smaller impact on the biodiesel industry.

          Biodiesel production continues to grow as additional plants become operational. In 2005, approximately 75 million gallons of biodiesel were produced in the United States, a three fold increase from 2004 biodiesel production according to the National Biodiesel Board. Further, in 2006 biodiesel demand increased to 250 million gallons, a further significant increase from 2005. The National Biodiesel Board estimates that in 2007, biodiesel demand reached 450 million gallons. In January 2008, the National Biodiesel Board estimated there were 171 active plants with an annual production capacity of 2.24 billion gallons annually, with another 57 plants and 3 expansions in construction. The biodiesel industry is becoming more competitive nationally as a result of the substantial construction and expansion that is occurring in the industry. We believe this increase in biodiesel supply as well as high soybean oil prices have forced some biodiesel producers to cut back production or cease production altogether. The combination of additional supply and stagnant or reduced demand may damage our ability to secure the debt financing we require and hurt our ability to generate revenue and maintain positive cash flows should our biodiesel plant become operational.

Liquidity and Capital Resources

          In December 2005, we sold a total of 1,500 units to our founding members at a price of $333.33 per unit and received aggregate proceeds of $500,000. In addition, in April 2006 we issued 1,600 units to our seed capital members at a price of $500 per unit and received aggregate proceeds of $800,000. We sold 30,668 units at a price of $1,000 per unit in our Iowa registered offering and received aggregate proceeds of $30,668,000. We broke escrow on our Iowa registered offering in June 2007. We incurred costs of raising capital of approximately $186,000 related to the equity proceeds raised.

          We determined the offering price for our founding member, seed capital and general offering units based upon the capitalization requirements necessary to fund our development, organization and financing activities as a development-stage company. We did not rely upon any independent valuation, book value or other valuation criteria in determining the seed capital, founding member and general offering sales price per unit.

          As of October 31, 2007, we had total assets of $34,021,002 consisting primarily of cash and equivalents, deposits, land and construction in progress. As of October 31, 2007, we had current liabilities of $2,212,450 consisting of our accounts payable and other accrued expenses. Total members’ equity as of October 31, 2007, was $31,808,552. Since our inception, we have generated no revenue from operations. We have net income of $27,000 during the development stage primarily due to interest income from equity proceeds.

          Based on our business plan and current construction cost estimates, we believe the total project will cost approximately $60,686,000. Our capitalization plan consists of a combination of equity we raised in our seed capital and general offerings, anticipated debt, and government grants. We anticipate that the cost of our project may increase as we make changes to the design of our plant and the technology we use for the plant.

Debt Financing

          Based on our current estimate of the total project cost and the equity we raised in our seed capital and general offerings, we expect to require debt financing in the amount of $28,718,000 to fully capitalize the project. However, depending on changes we may make to our technology and should we require additional equipment in order to utilize corn oil as the primary feedstock for the biodiesel plant, we may require additional debt financing to complete our project. We also may require less debt financing if our board decides to reduce the size of our biodiesel plant.

          During May 2006, we obtained loans with Farmers State Bank in Marcus, Iowa, totaling $1,999,000, a portion of which we used to pay REG under our pre-construction services agreement. Upon termination of our relationship with REG, we received a refund of a portion of the funds paid to REG under our Phase 2 and pre-construction services agreement. We paid Bratney $1,500,000 under our Phase I Design Services Agreement. When we broke escrow on our Iowa registered intrastate offering in June 2007, we repaid the entire amount of our loans.

          On June 7, 2007, we received a loan commitment from AgStar Financial Services agreeing to provide us with $33,486,540 in financing to capitalize the biodiesel plant. The AgStar loan commitment was contingent on AgStar securing the participating lenders required to fund the loan commitment and other to be determined conditions required by AgStar’s legal counsel and conditions that may be required by any participating lenders. Based on this loan commitment, we satisfied all of the requirements of our escrow agreement to release the equity funds from escrow.

          To the date of filing this registration statement, AgStar has not secured the participating lenders to fund the debt financing we require for our biodiesel plant. AgStar is continuing to seek participating lenders to fund its loan commitment. As a result of AgStar’s inability to fund its loan commitment, we are seeking additional or new financing sources to complete the capitalization of our project.

          We hope to attract the senior bank loan from a major bank, with participating loans from other banks. We expect the senior loan will be a construction loan secured by all of our property, including receivables and inventories. Based on our knowledge of similar loans made in the industry and preliminary discussions with potential lenders, we anticipate that we will pay near prime rate on this loan, plus annual fees for maintenance and observation of the loan by the lender, however, there is no assurance that we will be able to obtain debt financing or that adequate debt financing will be available on the terms we currently anticipate. If we are unable to obtain senior debt financing in an amount necessary to fully capitalize the project, we may have to seek subordinated debt financing which could require us to issue warrants. The issuance of warrants could reduce the value of our units.

Grants and Government Programs

          Currently, there are limited numbers of grants, loans and forgivable loan programs available to biodiesel producers. We anticipate applying for those programs that are available. Although we may apply under several programs simultaneously and may be awarded grants or other benefits from more than one program, it must be noted that some combinations of programs are mutually exclusive. Under some state and federal programs, awards are not made to applicants in cases where construction of the project has started prior to the award date. There is no guarantee that applications will result in awards of grants or loans. In addition, even if a grant is awarded, if we do not meet the conditions or criteria of the grant we will not receive the grant funds.

          We have received a 15 year, 75% tax abatement on our property from Cherokee County which was approved unanimously by the Cherokee County Board of Supervisors at their April 18, 2006 meeting. In addition, we have been approved for or expect to apply for the following grants:

          Enterprise Zone Program – We have been awarded financial assistance through the Iowa Department of Economic Enterprise Zone Program. Enterprise Zones are designed to stimulate economic development in economically distressed areas of Iowa. To be eligible for the program, a business must make a minimum qualifying investment of $500,000 over a three-year period and must create at least ten full-time jobs over a three year period. The business must provide full-time employees standard medical and dental insurance and pay an average starting salary which is equal to or greater than 90% of the average county or regional wage, whichever is lower. We anticipate we will receive approximately $5,269,900 in state and local tax incentives under the program.

          VAAPFAP – We have been approved for participation in the Iowa Value-Added Agricultural Products and Processes Financial Assistance Program (“VAAPFAP”) administered by the Iowa Department of Economic Development (“IDED”). VAAPFAP provides financial assistance to new or existing companies that utilize the state’s agricultural commodities to create new, innovative products or to produce renewable fuels. Funds awarded under the program may be used for payments made or expenses incurred for business planning and consulting services. We have received a $300,000, zero interest loan, and a $100,000 forgivable loan from the IDED. To date, we have not drawn any funds on these VAAPFAP loans.

          IDED-Iowa High Quality Job Creation Program – We have been approved for participation in the Iowa High Quality Job Creation Program provided we maintain certain requirements of the program. Our award includes approximately $4,537,400 in investment tax credits and approximately $732,500 in construction sales tax refund. The amount of tax incentives and assistance provided under the program is based on the number of high quality jobs created and the amount of our qualifying investment.

          We will only be eligible to receive these benefits if we continue to meet certain requirements. We anticipate that we will be required to satisfy four of the following eight requirements: offer a pension or profit-sharing plan to all full-time employees; participation in one of several specified industries, which includes value-added agricultural products; provide at least 80% of the cost of a standard medical and dental insurance plan for all full-time employees; make child care services available to employees; invest no less than 1% of pretax profits in research and development in Iowa; invest no less than 1% of pretax profits in worker training and skills enhancement; maintain an active productivity and safety improvement program; or purchase and occupy a facility that includes at least one vacant building which is at least 20,000 square feet. The Department of Economic Development may waive the above requirements when good cause is shown. If, at any time, we fail to meet the requirements for participation in the program, we may have to repay to the local taxing authority and the Iowa Department of Revenue and Finance the total value for any incentives received.

          Value Added Producer Grant (VAPG) – We anticipate that we will apply for the United States Department of Agriculture’s VAPG grant. VAPG grant funds may be used for planning activities or for working capital for marketing value-added agricultural products and for farm-based renewable energy. Grant funds may not be used for architectural, engineering or design work of our physical facility. We will only be eligible for grant funds if greater than 50% of our members are deemed “agricultural producers.” In other words, greater than 50% of our members must produce the agricultural product to which value will be added due to our project. We have not yet applied for nor been approved to receive any financial assistance under VAPG, and we cannot guarantee that we will qualify for VAPG or that we will receive any particular level of financial assistance, if any, under the program.

          Renewable Energy and Energy Efficiency Program – The Farm Security and Rural Investment Act of 2002 (the Farm Bill) established the Renewable Energy Systems and Energy Efficiency Improvements Program under Title IX, Section 9006. This program was created to provide financial assistance to agricultural producers and rural small businesses for the purpose of purchasing and installing renewable energy systems and energy efficiency improvements in rural areas. The program offers both grants and guaranteed loans for eligible projects. We anticipate applying for grant funds under the Renewable Energy and Energy Efficiency Program, however, we cannot guarantee that we will qualify for the program or that we will receive any benefits under the program.

          Iowa Rail and Revolving Loan and Grant Program (RRLGP)- The Railroad Revolving Loan and Grant program provides assistance to improve rail facilities that will spur economic development and job growth and provide assistance to railroads for the preservation and improvement of the rail transportation system. The program can provide assistance as either loans or grants. Industries, railroads, local governments or economic development agencies may apply for financial assistance for projects such as:

•	building rail spurs to a new or expanding development;

•	building or rebuilding sidings to accommodate growth;

•	purchasing or rehabilitating existing rail infrastructure;

•	rehabilitating existing rail lines to increase capacity; or

•	other rail related development.

          We will work in conjunction with the Siouxland Metropolitan Planning Council located in Sioux City, Iowa to apply for benefits under this program. Although we anticipate that we will be eligible for benefits under the program, we have not yet applied for nor been approved to receive any such benefits, and we cannot guarantee that we will qualify for the program or that we will receive any particular level of benefits, if any, under the program.

Critical Accounting Estimates

          Management uses estimates and assumptions in preparing our financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. There are no accounting estimates that management deems as critical.

Off-Balance Sheet Arrangements.

          We do not have any off-balance sheet arrangements.

ITEM 3. PROPERTIES

          We purchased approximately 35 acres for our proposed biodiesel plant near Marcus, Iowa. Due to the historic agricultural use of the site, we do not anticipate encountering any environmental contamination issues on the site. We commenced construction of our biodiesel plant on this site which is approximately 10% complete. Marcus, Iowa is located in northwest Iowa. Our plant site is located on the Canadian National Railroad. The site is located approximately 45 miles south of Interstate 90, 40 miles east of Interstate 29, and 80 miles north of Interstate 80. We paid $250,000 for the site. We anticipate that all of our operations will take place at this site once the biodiesel plant is constructed.

          Our plant site is subject to a mechanic’s lien by the Baxter Company. We entered into negotiations with the Baxter Company for construction management services. Management determined not to utilize Baxter’s services. Management is disputing the existance of any fees due to Baxter.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following tables set forth certain information regarding the beneficial ownership of our units as of the date of this registration statement by our directors and officers.

DIRECTORS AND OFFICERS

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Membership Unit	Charles Sand 504 E. Fenton St. Marcus, IA 51035	810(1)	2.40%

Membership Unit	Ron Wetherell 300 South Oak Drive Cleghorn, IA 51014	120(2)	0.36%

Membership Unit	Doug Lansink 2360 Orchard Ave. Arthur, IA 51431	80(3)	0.24%

Membership Unit	Dallas Thompson 38224 Ritchie Rd. Kingsley, IA 51028	91	0.27%

Membership Unit	Darrell Downs 405 Ridgeway Drive Marcus, IA 51035	75(4)	0.22%

Membership Unit	Robert Engel 2415 E. 3rd St. Sheldon, IA 51201	75	0.22%

Membership Unit	Charles Getting 5380 300 St. Sanborn, IA 51248	111(5)	0.33%

Membership Unit	Daryl Haack 5985 390th St. Primghar, IA 51245	60(6)	0.18%

Membership Unit	Dave Langel 1701 4th Ave. SE LeMars, IA 51031	111(7)	0.33%

Membership Unit	Steve Leavitt 1223 NE 31st St. Ankeny, IA 50021	210(8)	0.62%

Membership Unit	Carol Reuter 643 530th St. Marcus, IA 51035	92(9)	0.27%

	Total:	1,835	5.44%

(1) Charles Sand is the sole owner of 360 membership units. In addition, Charles Sand is the CEO, director, and 12.7% owner of Sand Seed Service, Inc. which owns an additional 450 shares.

(2) Ronald Wetherell’s units are held jointly with his spouse, Sandra Wetherell.

(3) Doug Lansink’s units are held jointly with his spouse, Teresa Lansink.

(4) Darrel Downs’ units are held jointly with his spouse, Doris Downs.

(5) Charles Getting’s units are held jointly with his spouse, Joanne Getting.

(6) Daryl Haack’s units are held in the name of the Daryl J. Haack Revocable Trust.

(7) Dave Langel beneficially owns 86 units held in the name of City Farms, Inc. of which Dave Langel is a joint owner with his wife Paula Langel. Dave Langel holds 25 units jointly with his spouse, Paula Langel.

(8) Steve Leavitt’s units are held in the name of SDHI, LLC. Steve Leavitt is the sole member of the limited liability company.

(9) Carol Reuter’s units are held jointly with her spouse, Jay Reuter.

No person or entity beneficially owns 5% or more of our membership units.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors and Officers

          The business and affairs of Soy Energy are managed by and under the direction of an eleven person board. The table below lists the directors of Soy Energy and their addresses:

Name	Position with the Company	Address

Charles Sand	Chairman and Director	504 E. Fenton St. Marcus, IA 51035
Ron Wetherell	Vice-Chairman and Director	300 South Oak Drive Cleghorn, IA 51014
Doug Lansink	Secretary and Director	2360 Orchard Ave. Arthur, IA 51431
Dallas Thompson	Treasurer and Director	38224 Ritchie Rd. Kingsley, IA 51028
Darrell Downs	Director	405 Ridgeway Drive Marcus, IA 51035
Robert Engel	Director	2415 E. 3rd St. Sheldon, IA 51201
Charles Getting	Director	5380 300 St. Sanborn, IA 51248
Daryl Haack	Director	5985 390th St. Primghar, IA 51245
Dave Langel	Director	1701 4th Ave. SE LeMars, IA 51031
Steve Leavitt	Director	1223 NE 31st St. Ankeny, IA 50021
Carol Reuter	Assistant Secretary and Director	643 530th St. Marcus, IA 51035

Business Experience of Directors and Officers

          The following is a brief description of the business experience and background of Soy Energy’s officers and directors:

Charles Sand, Chairman and Director, Age 66. 504 E. Fenton, P.O. Box 474, Marcus, IA 51035. Since 1961, Mr. Sand has been involved in his family’s grain, feed, seed and agronomy business. Mr. Sand is the current chairman of Sand Seed Service, Inc. and Iowa Fertilizer Sales, Inc. Mr. Sand is past president of the Iowa Grain & Feed Association, the Iowa Seed Association and the Northern Seedsmen Association. He currently serves on the board of directors for Livestock Production Center, Inc., West Iowa Banc Corp., Premier Crop Systems, LLC, Ag Excellence, LLC and Edgewater Plaza Condominiums Association, all of which are private companies. Mr. Sand has served as our Chairman and a director since February 24, 2006. Mr. Sand is the first cousin of Mr. Ron Wetherell, who sits on our board of directors and is our Vice Chairman.

Mr. Sand will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification. Mr. Sand will continue to act as our Chairman until he is replaced by our board of directors.

Ron Wetherell, Vice Chairman and Director, Age 63. 300 S. Oak Dr., P.O. Box 188, Cleghorn, IA 51014. For the past 40 years, Mr. Wetherell has been the owner and operator of Wetherell Manufacturing Company, a designer and manufacturer of farm implements, hydraulic cylinders, and truck utility bodies located in Cleghorn, Iowa. In addition, Mr. Wetherell is the owner of Wetherell Cable TV, a business located in Cleghorn, Iowa that services seven cable television systems in northwest Iowa. Mr. Wetherell is the current chairman of the board of Little Sioux Corn Processors, LLC located in Marcus, Iowa, a publicly reporting company, and is on the board of directors of Siouxland Ethanol, LLC located in Jackson, Nebraska, a publicly reporting company. Mr. Wetherell is currently serving his fourteenth year on the Cherokee County Board of Supervisors. Mr. Wetherell has served as our Vice Chairman and a director since February 24, 2006. Mr. Wetherell is the first cousin of Mr. Charles Sand, who is the Chairman of our board of directors.

Mr. Wetherell will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification. Mr. Wetherell will continue to act as our Vice Chairman until he is replaced by our board of directors.

Doug Lansink, Secretary and Director, Age 50. 2360 Orchard Ave., Arthur, IA 51431. For the past 30 years, Mr. Lansink has operated a livestock and grain farm in Ida County, Iowa. Mr. Lansink also is a director of Little Sioux Corn Processors, LLC located in Marcus, Iowa, a publicly reporting company. Mr. Lansink has served as our Secretary and a director since February 24, 2006.

Mr. Lansink will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification. Mr. Lansink will continue to act as our Secretary until he is replaced by our board of directors.

Dallas Thompson, Treasurer and Director, Age 27. 38224 Ritchie Rd., Kingsley, IA 51028. Mr. Thompson graduated in 2003 from Iowa State University with a degree in Agricultural Studies. As a student, Mr. Thompson attended the New Century Farms Program with young farmers from across the nation. Upon graduation, Mr. Thompson returned to his family farm near Kingsley, Iowa, where he raises corn, soybeans and hogs. Mr. Thompson sits on the board of Plymouth County Farm Bureau, a private company. Mr. Thompson has served as a director since February 24, 2006 and as our Treasurer since July 14, 2006.

Mr. Thompson will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification. Mr. Thompson will continue to act as our Treasurer until he is replaced by our board of directors.

Darrell Downs, Director, Age 70. 405 Ridgeway Dr., P.O. Box 103, Marcus, IA 51035. Prior to his retirement in 1994, Mr. Downs was employed by Moorman Manufacturing Company for 38 years. Mr. Downs has served as the mayor of Marcus, Iowa for the past eight years and has served as a consultant for the Cherokee County Economic Development Corporation in Cherokee County since 2003. Mr. Downs also sits on the board of directors of Little Sioux Corn Processors, LLC, a publicly reporting company, and on the board of directors of Siouxland Ethanol, LLC in Jackson, Nebraska, a publicly reporting company. Mr. Downs owns and leases farmland in northwest Iowa. Mr. Downs has served as a director since February 24, 2006.

Mr. Downs will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification.

Robert Engel, Director, Age 71. 2415 E. 3rd St., Sheldon, IA 51201. From May 1994 until May 2004, Mr. Engel was the executive vice president of the Farmers State Bank in Marcus, Iowa. Since that time, Mr. Engel has been retired. Mr. Engel sits on the board of directors of Farmers State Bank in Marcus, Iowa, a private company. Mr. Engel was appointed to our board of directors on June 7, 2007.

Mr. Engel will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification.

Charles Getting, Director, Age 57. 5380 300th St., Sanborn, IA 51248. For the past 27 years, Mr. Getting has owned and operated a grain and livestock farm near Sanborn and Sheldon, Iowa. Prior to returning home to farm, Mr. Getting was employed in sales and marketing by Wilson & Company in Minneapolis, Minnesota. Mr. Getting has served as a member of the board of directors and officer of Ritter Farmers Elevator Co., and as a board member and president of Farmer Coop Oil Company. Mr. Getting is currently the president of the board of directors of O’Brien County Funeral Association which owns funeral homes in Sanborn, Iowa and Hartley, Iowa. Mr. Getting has served as a director since February 24, 2006.

Mr. Getting will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification.

Daryl Haack, Director, Age 64. 5985 390th St., Primghar, IA 51245. For the past 40 years, Mr. Haack has farmed approximately 900 crop acres in O’Brien County generally dedicated to corn and soybeans. In addition, Mr. Haack is one of 18 shareholders in a swine-finishing corporation and serves as the corporation’s board chairman. The swine-finishing corporation is not a publicly reporting company. Mr. Haack is past president of Little Sioux Corn Processors, LLC. He is a nine year member of the Iowa Corn Promotion Board and currently serves on the board of the National Corn Grower Association. Mr. Haack sits on the board of directors of Little Sioux Corn Processors, LLC, a publicly reporting company, National Renewable Energy Investment Fund, a private company, and Grandpa Pork, a private company. Mr. Haack has served as a director since February 24, 2006.

Mr. Haack will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification.

Dave Langel, Director, Age 54. 1701 4th Ave. S.E., LeMars, IA 51031. Mr. Langel has been a full time grain farmer in LeMars, Iowa since 1975. In addition, Mr. Langel is a former director of Life Skills Training Center in Le Mars, Iowa. Mr. Langel has served as a director since February 24, 2006.

Mr. Langel will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification.

Steve Leavitt, Director, Age 55. 1223 NE 31st St., Ankeny, IA 50021. Mr. Leavitt is the Senior Project Manager for Frank Baxter General Contractor, a construction firm located in Fort Madison, Iowa. Steve has served on the board of directors of Master Builder’s of Iowa, Banks of Iowa, the United Way, Iowa State University’s Engineering Curriculum Committee and was recognized in 2002 as “Energy Manager of the Year.” Mr. Leavitt serves on the board of directors of All Fuels and Energy (AFSE), a public company. Mr. Leavitt has served as a director since February 24, 2006.

Mr. Leavitt will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until his earlier death, resignation, removal or disqualification.

Carol Reuter, Assistant Secretary and Director, Age 47. 643 530th St., Marcus, IA 51035. Since 1978, Ms. Reuter has served as the Executive Assistant at Sand Seed Service, Inc. located in Marcus, Iowa. Ms. Reuter is a current member of the boards of directors for Sand Seed Service, Inc., a private company, Iowa Fertilizer Sales, Inc., a private company, and Marcus Community Golf Course, a private company. Ms. Reuter has served as a director since July 14, 2006.

Ms. Reuter will continue to act as a director until the first annual or special meeting of the members following substantial completion of our biodiesel plant, and until a successor is elected and qualified, or until her earlier death, resignation, removal or disqualification.

Business Experience of Significant Employee

Richard Davis, General Manager, Age 51. 207 1st NE, Waucoma, IA 52171. Prior to his employment with Soy Energy, Mr. Davis was the manager and owner of R.C. Manufacturing from February 2000 until October 2007. Mr. Davis spent 20 years in sales and management in the cooperative system. Mr. Davis spent six years as an Agronomist, six years an Agronomy Manager and eight years as a General Manager at a cooperative elevator. Mr. Davis graduated from Iowa State University with a B.S. degree in Agronomy. Mr. Davis is employed by the Company through an employment agreement.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table sets forth all compensation paid or payable by the Company during the last two fiscal years to our principal executive officer, Charles Sand. None of the Company’s other officers received compensation in excess of $100,000 since the Company’s inception. As of October 31, 2007, none of our directors or officers had any options, warrants, or other similar rights to purchase securities of the Company.

Name and Position	Fiscal Year	All Other Compensation ($)	Total Compensation ($)

Charles Sand, PEO	2007	0	0
	2006	0	0

          Mr. Sand does not receive any compensation for his roles as director and Chairman of the Company.

DIRECTOR COMPENSATION

          The table below shows the compensation paid to each of our directors for the fiscal year ended October 31, 2007.

DIRECTOR COMPENSATION

	Annual Compensation

Name	Fiscal Year	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total Compensation ($)

Charles Sand	2007	0	0	0
Ron Wetherell	2007	0	0	0
Doug Lansink	2007	0	0	0
Dallas Thompson	2007	0	0	0
Darrell Downs	2007	0	35,150(1)	35,150
Robert Engel	2007	0	39,525(2)	39,525
Charles Getting	2007	0	0	0
Daryl Haack	2007	0	0	0
Dave Langel	2007	0	0	0
Steve Leavitt	2007	0	0	0
Carol Reuter	2007	0	0	0

(1) Includes $15,150 in fees and a $20,000 bonus paid to Mr. Downs pursuant to a consulting agreement.

(2) Includes $24,525 in fees and a $15,000 bonus paid to Mr. Engel pursuant to a consulting agreement.

          Darrell Downs and Robert Engel both received compensation from the Company pursuant to consulting agreements they executed with the Company.

          On January 4, 2006, we entered into a consulting agreement with Robert Engel to serve as our project manager and to provide project development services in connection with the development, financing, start-up and construction of our biodiesel plant. We paid Mr. Engel $150 per day up to a maximum of $750 per week for project management services. Additionally, Mr. Engel received a $15,000 cash bonus in June 2007.

          On May 10, 2006 we entered into a consulting agreement with Darrell Downs, a member of our board of directors, to act as our project consultant and to assist our project manager in contract negotiations, marketing, and securing debt financing. The consulting agreement required us to pay Mr. Downs a starting bonus of $4,000 and $150 per day not exceeding $750 per week. Following completion of our equity drive and upon obtaining a binding commitment from a lender sufficient to finance our business plan, we paid Mr. Downs a cash bonus of $16,000.

Reimbursement of Expenses

          We reimburse our officers and directors for expenses incurred in connection with their service. Our reimbursement policy is to reimburse our officers and directors for all out-of-pocket expenses.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Parties

          Since our inception, we have engaged in transactions with related parties.

Transactions with Farmers State Bank

          Charles Sand, our chairman and director sits on the board of directors for the holding company of Farmers State Bank in Marcus, Iowa. We had loans totaling $1,999,000 with Farmers State Bank. However, when we broke escrow on our registered offering, we repaid these loans to Farmers State Bank. We believe that the terms of our loans with Farmers State Bank were as favorable to us as those generally available from unaffiliated third parties. However, a majority of our disinterested directors approved the loans with Farmers State Bank. We believe that any future transactions with Farmers State Bank will be no less favorable to us as those generally available from unaffiliated third parties and will also be approved by a majority of disinterested directors.

Transactions with Carol Reuter

          Carol Reuter was appointed to our board of directors on July 14, 2006. Prior to being appointed to our board, Carol Reuter performed some secretarial services for the company and was compensated $1,000 for her services from February 2006 to July 2006. We do not anticipate that she will receive any further compensation for her secretarial services.

Transactions with Robert Engel

          On January 4, 2006, we entered into a consulting agreement with Robert Engel to serve as our project manager and to provide project development services in connection with the development, financing, start-up and construction of our biodiesel plant. Subsequently, on June 7, 2007, Mr. Engel was appointed to our board of directors. We paid Mr. Engel $150 per day up to a maximum of $750 per week for project management services. Additionally, Mr. Engel received a $15,000 cash bonus in June 2007.

Transactions with Bratney Companies

          Bratney Companies has been engaged by us to construct the proposed biodiesel plant. Bratney Companies agreed to construct our biodiesel plant for $48,855,000. In our Iowa intrastate registered offering, Bratney Companies invested $750,000 in Soy Energy in exchange for 750 of our membership units.

Transactions with Promoters

          On May 10, 2006, we entered into a consulting agreement with Darrell Downs, a member of our board of directors, to act as our project consultant and to assist our project manager in contract negotiations, marketing, and securing debt financing. The consulting agreement required us to pay Mr. Downs a starting bonus of $4,000 and $150 per day not exceeding $750 per week. Following completion of our equity drive and upon obtaining a binding commitment from a lender sufficient to finance our business plan, we paid Mr. Downs a cash bonus of $16,000.

Director Independence

Board of Directors Independence

          Our board of directors is exempt from the independence listing standards because our securities are not listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association or to issuers of such securities. Nevertheless, each of our board members is independent within the definition of independence provided by NASDAQ Rule 4200, with the exception of Charles Sand because he is an executive officer of the Company. In evaluating the independence of our directors, we considered the following factors: (i) the business relationships of our directors; (ii) positions our directors hold with other companies; (iii) family relationships between our directors and other individuals involved with the Company; (iv) transactions between our directors and the Company; and (v) compensation arrangements between our directors and the Company.

Audit Committee Independence

          We currently have four directors that sit on our audit committee. Our audit committee consists of Dallas Thompson, Robert Engel, Doug Lansink, and Daryl Haack. The audit committee is exempt from the independence listing standards because our securities are not listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association or to issuers of such securities. Nevertheless, each member of our audit committee is independent within the definition of independence provided by NASDAQ Rules 4200 and 4350.

Nominating and Compensation Committees Independence

          We do not have separately designated nominating and compensation committees. Our board of directors fulfills these functions. We do not currently compensate our executive officers and our directors will not stand for election until our proposed biodiesel plant is substantially complete. We anticipate that we will form a nominating and compensation committee in the future. As discussed above, each of our directors are independent, as defined by NASDAQ Rule 4200, with the exception of Charles Sand.

ITEM 8. LEGAL PROCEEDINGS

          From time to time in the ordinary course of business, we may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes. The company is not currently subject to any material legal proceedings or claims. Management does not believe that there are currently any material unasserted claims against Soy Energy.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          We have only one class of membership units. Our membership units are not traded on any public market. Our membership units were last offered in our intrastate offering at a price of $1,000 per membership unit. Our operating agreement prohibits sales of our membership units until our proposed biodiesel plant is operational.

          We have not made any distributions to our unit-holders. Revenues generated from plant operations will be distributed to the unit-holders by the directors, in their sole discretion, in proportion to units held subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by the company in any loan agreements with our lenders from time to time in effect. The directors will endeavor to provide for cash distributions at such times and in such amounts as will permit the unit-holders to make timely payment of income taxes.

          There are no outstanding options or warrants to purchase, or securities convertible into, common equity of the company. As of February 15, 2008, the Company had 33,768 membership units issued and outstanding and a total of approximately 948 unit-holders. In addition, it is likely that the 1,500 units purchased in the founders offering and the 1,600 units purchased in the initial private seed capital offering will be subject to Rule 144 under the Securities Act. Our units may not be transferred absent registration pursuant to, or an exemption from, federal and state securities laws. In addition, our operating agreement restricts the transfer of units. To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. Our operating agreement also bars members from having a direct or indirect interest in more than 49% of the issued and outstanding units at any time. Finally, we have not offered any compensation plans under which equity securities are authorized for issuance.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

          In December, 2005, we issued 1,500 of our membership units to our eight founding members at a price of $333.33 per unit, for total founding member proceeds of $500,000. In the spring of 2006, we sold 1,600 of our membership units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $800,000. We claimed exemption from federal registration with respect to our unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intrastate offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act. We only sold our units in these offering to accredited investors.

          Commencing in December 2006, we conducted a registered offering in the State of Iowa, but were exempt from federal registration of the securities under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 25,000 units and a maximum of 39,000 units at an offering price of $1,000 per unit. The offering commenced on December 1, 2006 in the State of Iowa and closed on December 1, 2007. We sold 30,668 units at a price of $1,000 per unit. From our unit sales we received total aggregate proceeds of $30,668,000. We incurred approximately $186,000 of offering costs that offset equity proceeds raised as of October 31, 2007.

          We were able to rely on Section 3(a)(11) for the seed capital offering, founders offering, and Iowa registered offering, because we sold units only to residents of the State of Iowa and the recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. We gave each investor information about us and gave them opportunities to ask questions regarding the terms and conditions of the offering. Our directors and officers sold the units on a best efforts basis and received no compensation for services related to the offer and sale.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

          We currently have 33,768 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. No member may directly or indirectly own more than 49% of our units. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization and operating agreement attached as exhibits to this registration statement.

          Each unit-holder is eligible to be a member of our company and has the right to receive a share of the company’s profits and losses, to receive distributions of the company’s assets, if and when declared by our directors, and to participate in the distribution of the company’s assets in the event the company is dissolved or liquidated. Unit-holders become members of the company according to the terms of our operating agreement. Additionally, each member has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the members. If a member’s membership is terminated, regardless of whether or not units have been transferred or the company admits a substitute unit-holder, the original unit-holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit-holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event the company is liquidated or terminated.

Voting Rights

          Each member is entitled to one vote per unit owned. Investors may vote their units in person or by proxy on all matters coming before a member vote. Members do not have cumulative voting or pre-emptive rights.

          Our operating agreement provides that the directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:

•	Cause or permit Soy Energy to engage in any activity that is inconsistent with its purposes;

•

Knowingly act in contravention of the operating agreement or act in a manner that would make it impossible for Soy Energy to carry on its ordinary business, except as otherwise provided in the operating agreement;

•	Possess company property or assign rights in specific company property other than for Soy Energy’s purpose; or

•	Cause the company to voluntarily take any action that would cause its bankruptcy.

          In addition to the above actions, the board must receive consent of a majority of the membership voting interests to do the following:

•

Merge, consolidate, exchange or otherwise dispose of at one time, all or substantially all of the company’s property, except for a liquidating sale of the property in connection with the company’s dissolution;

•	Confess a judgment against the company in an amount in excess of $500,000;

•

Issue units at a purchase price that is less than the book value of the company’s units determined by the most recent audited financial statements of the company or less than the purchase price offered to investors in the company’s initial registered offering of units.

•	Issue an aggregate number of units that is greater than 125% of the maximum number of units offered to investors in the company’s initial registered offering of units; or

•	Cause the company to acquire any equity or debt securities of any director or any of its affiliates, or otherwise make loans to any director or any of its affiliates.

          Our operating agreement may be amended by the affirmative vote of the holders of a majority of the units constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member, without that member’s consent. Voluntary dissolution of our company may be affected only upon the prior approval of a 75% majority of the membership voting interests.

Transfer Restrictions

          An investor’s ability to transfer our units is restricted by federal and state securities laws. The units may not be transferred absent registration pursuant to, or an exemption from, federal and state securities laws. In addition, our operating agreement restricts the transfer of units. Investors may transfer their units to any person or organization only if such transfer meets the conditions precedent to a transfer under our operating agreement and:

•	Has been approved by our directors in accordance with the terms of the operating agreement; or

•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.

          To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, or the NASDAQ Stock Market, or any other stock exchange. To help ensure that a market does not develop, our operating agreement prohibits transfers without the approval of the directors. The directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.

Dissolution Rights

          Should the company be dissolved, our operating agreement provides the order in which our assets will be distributed. The membership units of the company are unsecured interests and have a lower repayment priority than the company’s other liabilities. Our operating agreement provides that, on dissolution, the company’s assets will be distributed in the following order: (a) first, to creditors of the company in satisfaction of all of the company’s debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for which reasonable provision for payment has been made; and (b) second, to members in satisfaction of liabilities for distributions pursuant to the Iowa Limited Liability Company Act; (c) third, the balance, if any, to the unit-holders in accordance with the positive balance in their capital accounts calculated after making adjustments required by the operating agreement, and after giving effect to all contributions, distributions and allocations for all periods. Our operating agreement does not provide for any priority among the unit-holders for any repayment of their investment in the company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Our operating agreement provides that none of our directors will be liable to us for any breach of their fiduciary duty, except as required under Iowa law. This could prevent us and our members from bringing an action against any director for monetary damages arising out of a breach of that director’s fiduciary duty. This provision does not affect possible injunctive or other equitable remedies to enforce a director’s duty of loyalty to Soy Energy or its members for a wrongful distribution in violation of Iowa law; for the amount of a financial benefit received by a member, director or officer to which the member, director or officer is not entitled; for an intentional infliction of harm on the limited liability company or its members; or for an intentional violation of criminal law

          No member or director will be liable for any of our debts, obligations or liabilities merely because he or she is a member or director. In addition, Iowa law and our operating agreement contain extensive indemnification provisions which require us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is our director, officer, employee or agent. We must also indemnify these individuals if they were serving another entity at our request. We must also indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceedings, including legal proceedings based upon violations of the Securities Act or state securities laws. Our indemnification obligations may include criminal or other proceedings.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Soy Energy, LLC
Marcus, Iowa

We have audited the accompanying balance sheet of Soy Energy, LLC (a development stage company), as of October 31, 2007 and 2006, and the related statements of operations, changes in members’ equity, and cash flows for the fiscal year ended October 31, 2007, and the periods from inception (December 15, 2005) to October 31, 2007 and 2006. Soy Energy, LLC’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Soy Energy, LLC, (a development stage company) as of October 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended October 31, 2007, and for the periods from inception (December 15, 2005) to October 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota
February 28, 2008

SOY ENERGY, LLC
(A Development Stage Company)

Balance Sheets

ASSETS	October 31, 2007	October 31, 2006

Current Assets
Cash and equivalents	$16,244,811	$209,537
Certificate of deposit	1,850,000	—
Accrued interest receivable	12,507	—
Prepaid expenses	2,250	2,250

Total current assets	18,109,568	211,787

Property, Plant and Equipment
Land	250,012	250,012
Equipment	8,873	455

Total	258,885	250,467
Accumulated depreciation	(718)	(15)

Total	258,167	250,452
Construction-in-progress	11,093,267	523,739

Net property, plant and equipment	11,351,434	774,191

Other Assets
Design services deposit - related party	4,535,000	1,500,000
Loan commitment fee	25,000	—
Deferred offering costs	—	68,965

Total other assets	4,560,000	1,568,965

Total Assets	$34,021,002	$2,554,943

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities
Revolving notes payable	$—	$1,201,000
Accounts payable	499,379	254,803
Accounts payable - related party	1,711,363	—
Accrued expenses	1,708	50,342

Total current liabilities	2,212,450	1,506,145

Members’ Equity
Member contributions, 33,768 and 3,100 units outstanding at October 31, 2007 and 2006, respectively	31,781,572	1,286,788
Income (deficit) accumulated during development stage	26,980	(237,990)

Total members’ equity	31,808,552	1,048,798

Total Liabilities and Members’ Equity	$34,021,002	$2,554,943

Notes to Financial Statements are an integral part of this Statement.

SOY ENERGY, LLC
(A Development Stage Company)

Statements of Operations

	Year Ended October 31, 2007	From Inception (December 15, 2005) to October 31, 2006	From Inception (December 15, 2005) to October 31, 2007

Revenues	$—	$—	$—

Operating Expenses
General and administrative	171,668	91,561	263,229
Professional fees	139,301	154,953	294,254

Total operating expenses	310,969	246,514	557,483

Operating Loss	(310,969)	(246,514)	(557,483)

Other Income
Interest income	571,439	—	571,439
Other income	4,500	8,524	13,024

Total other income	575,939	8,524	584,463

Net Income (Loss)	$264,970	$(237,990)	$26,980

Weighted Average Units Outstanding - Basic and Diluted	13,776	2,500	8,493

Net Income (Loss) Per Unit - Basic and Diluted	$19.23	$(95.20)	$3.18

Notes to Financial Statements are an integral part of this Statement.

SOY ENERGY, LLC
(A Development Stage Company)

Statements of Changes in Members’ Equity

	Member Contributions	Income (Deficit) Accumulated During Development Stage

Balance at December 15, 2005	$—	$—

Capital contributions - 1,500 units, $333.33 per unit - December 2005	500,000	—

Capital contributions - 1,600 units, $500 per unit - April 2006	800,000	—

Costs of raising capital	(13,212)

Net loss for the period ended October 31, 2006	—	(237,990)

Balance at October 31, 2006	$1,286,788	$(237,990)

Capital contributions - 30,668 units, $1,000 per unit June - October 2007	30,668,000	—

Costs of raising capial	(173,216)

Net income for the year ended October 31, 2007	—	264,970

Balance at October 31, 2007	$31,781,572	$26,980

Notes to Financial Statements are an integral part of this Statement.

SOY ENERGY, LLC
(A Development Stage Company)

Statements of Cash Flows

	Year Ended October 31, 2007	From Inception (December 15, 2005) to October 31, 2006	From Inception (December 15, 2005) to October 31, 2007

Cash Flows from Operating Activities
Net income (loss)	$264,970	$(237,990)	$26,980
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation	703	15	718
Write off of construction services related to terminated agreement	—	50,000	50,000
Changes in operating assets and liabilities:
Accrued interest receivable	(12,507)	—	(12,507)
Prepaid expenses	—	(2,250)	(2,250)
Accounts payable	(37,835)	63,147	25,312
Accrued expenses	1,231	477	1,708

Net cash provided by (used for) operating activities	216,562	(126,601)	89,961

Cash Flows from Investing Activities
Capital expenditures	(7,686,614)	(571,437)	(8,258,051)
Payments for design services deposit	(3,950,000)	(1,500,000)	(5,450,000)
Payments for construction deposit	—	(2,500,000)	(2,500,000)
Refund of construction deposit	—	2,450,000	2,450,000
Payment for certificates of deposit	(1,850,000)	—	(1,850,000)

Net cash used for investing activities	(13,486,614)	(2,121,437)	(15,608,051)

Cash Flows from Financing Activities
Proceeds from (payments on) revolving notes payable	(1,201,000)	1,201,000	—
Loan commitment fees	(25,000)	—	(25,000)
Members’ contributed capital	30,668,000	1,300,000	31,968,000
Payments for offering costs	(136,674)	(43,425)	(180,099)

Net cash provided by financing activities	29,305,326	2,457,575	31,762,901

Net Increase in Cash and Equivalents	16,035,274	209,537	16,244,811

Cash and Equivalents at Beginning of Period	209,537	—	—

Cash and Equivalents at End of Period	$16,244,811	$209,537	$16,244,811

Supplemental Cash Flow Information
Capitalized interest paid	$133,556	$—	$133,556

Supplemental Schedule of Noncash Investing and Financing Activities
Offering costs included in accounts payable	$6,329	$38,752	$6,329

Construction-in-progress included in accounts payable	$2,179,101	$152,904	$2,179,101

Construction-in-progress applied against design services deposit	$915,000	$—	$915,000

Capitalized interest included in accrued expenses	$—	$49,865	$—

Notes to Financial Statements are an integral part of this Statement.

SOY ENERGY, LLC
(A Development Stage Company)
Notes to Financial Statements
October 31, 2007 and 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Soy Energy, LLC (a development stage Iowa limited liability company) was organized to develop, own and operate a 30 million gallon per year (MGY) production biodiesel facility between Cleghorn and Marcus, Iowa in Cherokee County. The Company was formed December 15, 2005 to have a perpetual life. Substantial construction began in August 2007. As of October 31, 2007, Soy Energy is in the development stage with its efforts being principally devoted to organizational, financing, and project development activities. In November 2007, the Company temporarily suspended construction on the project until debt financing can be secured as described in Notes 2 and 7.

Fiscal Reporting Period

The Company adopted a fiscal year ending October 31 for reporting financial operations.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash and equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the period, cash and equivalents balances exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced losses relative to cash and equivalents, and does not believe such accounts are at significant risk of loss.

Certificates of Deposit

The Company has certificates of deposit with maturities greater than three months and classifies them as “available for sale.” The certificates of deposit are due in less than one year. Certificates of deposit are carried at their estimated fair market value based on quoted market prices, which approximates cost. Interest is accrued as earned on the certificates of deposit. Because fair market value approximates cost, there are neither realized gains nor losses upon automatic renewal or liquidation at maturity nor unrealized gains or losses at October 31, 2007. Automatic renewals upon maturity are considered neither sales nor new purchases of available for sale securities.

Property, Plant and Equipment

Property and equipment are stated at cost. Equipment is depreciated over estimated service lives of related assets, three to seven years, using the straight-line method of accounting. Property, plant and equipment undergoing development that is not in service is shown on the balance sheet as construction-in-progress and is not depreciated.

Ordinary maintenance and repairs are expensed as incurred. Cost of renewals and betterments are capitalized in appropriate property, plant and equipment accounts and depreciated as discussed above.

Capitalization of Interest

The Company capitalizes interest cost on construction in progress and capitalized development costs in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest

SOY ENERGY, LLC
(A Development Stage Company)
Notes to Financial Statements
October 31, 2007 and 2006

Cost. This standard requires that a certain portion of interest cost be capitalized as part of the historical cost of developing or constructing an asset.

Long-lived Assets

The Company reviews property, plant and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company has not recognized any long-lived asset impairment charges as of October 31, 2007 and 2006.

Deferred Offering Costs

The Company defers costs incurred to raise equity financing until that financing occurs, at which time costs are netted against proceeds received. During the fiscal year ended October 31, 2007 and 2006, the Company offset equity proceeds raised of approximately $173,000 and $13,000, respectively. .

Grants

The Company recognizes grant income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of incremental expenses (expenses the Company otherwise would not have incurred had it not been for the grant), the grant proceeds are recognized as a reduction of the related expense. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Organization and Start-up Costs

The Company expenses organizational and start-up costs as they are incurred.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and; accordingly, members report their proportionate share of the Company’s income, gains, losses, tax credits, etc. in their income tax returns. No benefit from or provision for federal or state income taxes is included in accompanying financial statements.

Net Income (Loss) per Unit

Basic net income (loss) per unit is computed by dividing net income by the weighted average number of members’ units outstanding during the period. Diluted net income per unit is computed by dividing net income by the weighted average number of members’ units and members’ unit equivalents outstanding during the period. There were no member unit equivalents outstanding during the 2007 and 2006 periods; accordingly, the Company’s basic and diluted net income (loss) per unit are the same for all periods presented.

Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of October 31, 2007, the Company estimates it is not subject to any material legal claims.

SOY ENERGY, LLC
(A Development Stage Company)
Notes to Financial Statements
October 31, 2007 and 2006

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007; and, for certain non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008. Soy Energy is currently evaluating the effect adopting SFAS 157 will have, if any, on its results of operations, financial position and related disclosures. The Company does not expect SFAS 157 to have a material impact on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities which included an amendment of FASB Statement 115. FASB 159, effective for fiscal years beginning after November 15, 2007, provides companies an option to report selected financial assets and liabilities at fair value. The Company is in the process of evaluating the effect, if any, adoption of SFAS 159 will have on its results of operations and financial position.

2. LIQUIDITY

The Company is a developmental stage company and has no operating revenues. The Company does not currently produce biodiesel, as its project is under development. In November 2007, the Company suspended construction of the biodiesel plant while it worked to secure additional or new debt financing and to consider changes to the Company’s plant design including reducing the size of the plant. The Company’s current equity reserves will be sufficient to fund operations through 2008 if it does not resume construction of the biodiesel plant. However, if the Company recommences construction of the biodiesel plant at its currently planned size, it will need to secure debt or equity financing to complete the project and begin operations. The Company does not plan on recommencing construction until additional debt or equity financing is secured.

3. CONSTRUCTION-IN-PROGRESS

The Company continues to make payments for the construction of a 30 MGY plant. The Company anticipates the construction will cost approximately $53,112,000 with approximately $42,019,000 remaining at October 31, 2007.

Amounts included in construction-in-progress are as follows.

	October 31, 2007	October 31, 2006

Construction costs	$10,944,264	$470,158
Capitalized interest	133,556	49,865
Insurance and other costs	15,447	3,716

	$11,093,267	$523,739

Construction costs in accounts payable include approximately $502,000 and $24,000 of retainage at October 31, 2007 and 2006, respectively. The Company capitalized interest of approximately $84,000 and approximately $50,000 for the year ended October 31, 2007 and the period ended October 31, 2006, respectively.

4. DEBT FINANCING

Revolving Notes Payable

Beginning in May 2006, the Company entered into loan agreements for loans up to $1,999,000 bearing interest at 8.0% interest with Farmers State Bank in Marcus, Iowa. Outstanding loan balances totaled $1,201,000 as of October 31, 2006. The loan amounts were repaid and closed in fiscal 2007. The loans were secured by a blanket security agreement covering substantially all assets.

SOY ENERGY, LLC
(A Development Stage Company)
Notes to Financial Statements
October 31, 2007 and 2006

Iowa Department of Economic Development Loan

In September 2006, the Company was awarded a $400,000 loan from the Iowa Department of Economic Development under the Value-Added Agricultural Products and Processes Financial Assistance Program. The arrangement provides $100,000 of the loan to be forgiven upon the Company fulfilling certain employment obligations and production of 30 MGY of biodiesel. The remaining $300,000 will be payable without interest in sixty monthly installments beginning the first day of the fourth month from the date funds are disbursed. If the Company fails to meet the employment obligations, they may be required to pay the full amount of the loan, as permitted under the contract, prorated based on the deficiency in employment obligation along with interest on the $100,000 at 6%. No funds have been drawn on the Iowa Department of Economic Development loan as of October 31, 2007.

5. MEMBERS’ EQUITY

In December 2005, he Company was initially capitalized by members investing an aggregate $500,000 for 1,500 units. The Company issued an additional 1,600 units for $800,000 pursuant to an April 2006 private placement memorandum. Proceeds from the two offerings were used to pay organizational, permitting, and other development costs.

The Company raised additional equity through an Iowa intrastate offering. The Company offered a minimum of 25,000 units and a maximum of 39,000 units at $1,000 per unit. As of October 31, 2007, the Company raised $30,668,000 by issuing 30,668 units in the Iowa intrastate offering. The equity proceeds from the Iowa intrastate offering were held in escrow until June 2007.

The Company’s operating agreement authorizes the Board of Directors to issue up to 48,750 units without consent of a majority of the membership voting interests. The Company has one class of membership unit which, under its operating agreement, gives a member one vote for each unit owned, provided no member, related party and/or affiliate of a member may vote more than five percent of the Company’s outstanding membership interests. The Company’s operating agreement restricts transfer of membership units generally to operation of law, such as upon death, without approval of a majority of its Directors.

Income, losses, and distributions are allocated to members based upon their respective percentage of units owned.

6. INCOME TAXES

The Company adopted an October 31 fiscal year end for financial and income tax reportings. Differences in total assets for financial and income tax reportings are as follows:

	October 31, 2007	October 31, 2006

Financial statement basis of total assets	$34,021,002	$2,554,943
Add – Start up and organizational costs expensed for financial reporting	456,192	150,171
Subtract – Interest capitalized for financial reporting	(83,691)	—

Taxable income tax basis of total assets	$34,393,503	$2,705,114

There are no differences in liabilities for financial and income tax reportings at October 31, 2007 and 2006, respectively.

SOY ENERGY, LLC
(A Development Stage Company)
Notes to Financial Statements
October 31, 2007 and 2006

7. COMMITMENTS AND CONTINGENCIES

Construction Contracts

The total cost of the project, including the construction and start-up expenses of the biodiesel plant is expected to approximately $60,686,000 with approximately $53,112,000 for construction costs and approximately $7,574,000 of start-up expenses and project costs. In April 2006, the Company purchased approximately 35 acres of land for $250,000 for the biodiesel plant near Marcus, Iowa.

In February 2006, the Company entered into an agreement with Renewable Energy Group for the construction of the plant. The Company paid a construction deposit of approximately $2,500,000 for preconstruction services. The Company terminated the agreement in June 2006 and received a refund $2,450,000 based on services not performed.

In July 2006, the Company entered into an agreement with Bratney Companies, a related party, to provide engineering and pre-construction services for $1,500,000, which was paid by October 31, 2006. The agreement required a design services deposit of $1,500,000, which will reduce payments under the construction contract. The general contractor invested $750,000 in the Company as part of the Iowa intrastate offering.

In June 2007, the Company entered into an agreement with Bratney Companies, a related party, to construct a 30 MGY biodiesel facility for a total contract price, including change orders, of approximately $48,855,000. Cost savings below this contract price, unless adjusted for change orders, will belong to Bratney Companies. The contract provides for various performance and quality specifications with liquidated damages up to 7.5% of the total contract cost, which are warranted by the technology and process providers, Cimbria SKET and Westfalia Separator, Inc. Delays in completion beyond November 2008, based on the original construction schedule, are provided for with a penalty of $7,500 a day for each day the contractor fails to meet the scheduled date, limited to $225,000. If the construction contract is terminated by the Company without cause, the Company shall pay costs incurred by the contractors in performing the project to date along with demobilization and subcontract termination fees. The Company made an additional design services deposit towards the construction contract of $3,950,000 during June 2007. Costs incurred total approximately $9,119,000 as of October 31, 2007. No amounts were incurred under this contract at October 31, 2006.

In August 2006, the Company entered into an agreement for an unrelated party to construct a boiler system for approximately $3,173,000, of which approximately $1,837,000 and $470,000 were incurred at October 31, 2007 and 2006, respectively.

In October 2007, the Company entered into an agreement for an unrelated party to construct an office building for approximately $382,000. Construction of the office began after October 31, 2007.

AgStar Financial Services, ACA Loan Commitment

In June 2007, the Company obtained a commitment from AgStar Financial Services, ACA to fund approximately $33,487,000 subject to AgStar successfully placing approximately $28,487,000 of the approximately $33,487,000 total commitment. Interest rates and terms of the credit arrangement are to be based on market rates at the date of financing. The Company paid a commitment fee upon receiving the commitment of $25,000.

AgStar has not placed approximately $28,487,000 of the approximately $33,487,000 commitment with other financial institutions. As a result, the Company has suspended construction until it can secure debt financing as described in Note 1 and 2.

Consulting Agreement

During July 2006, the Company entered into an agreement for an unrelated party to obtain environmental permits to operate the biodiesel facility for a fee not to exceed $80,000. As of October 31, 2007, approximately $62,000 had been incurred under this agreement.

SOY ENERGY, LLC
(A Development Stage Company)
Notes to Financial Statements
October 31, 2007 and 2006

Sales Agreement

In August 2006, the Company entered into an agreement with an unrelated party to market and purchase all the Company’s production for three years beginning the first day of production. The Company will pay a fee for the services provided of 1.0% of the net purchase price per gallon of bio-diesel purchased. The contract provides for automatic renewal for three years unless terminated by either party with 120 days notice.

Energy Supply Contract

On June 7, 2007, the Company entered into a contract for an unrelated party to provide process engineered fuel pellets to fuel the Company’s boiler system for ten years commencing the first day of operations unless the Company is not operating by June 1, 2009. The agreement provides for the Company to pay $3.00 per MMBTU for Process Engineered Fuel (PEF) pellets delivered to the Company.

8. RELATED PARTY TRANSACTIONS

In January 2006, the Company entered into an agreement with a related party to serve as temporary project manager, providing organizational and development services. The agreement, subject to termination upon the Company employing a permanent project manager or with 14 days notice, obligates the Company to pay $150 for each service day not to exceed $750 a calendar week plus reimbursement for expenses, plus $15,000 upon the Company employing a permanent manager and phasing out its temporary manager. Services totaling approximately $41,000 and $28,000 were provided during the periods ended October 31, 2007 and 2006, respectively. The related party is an investor and serves on the Company’s board of directors.

In May 2006, the Company entered into a consulting agreement with a related party to assist its temporary project manager. The agreement, subject to termination upon 14 days notice, obligates the Company to pay an initial $4,000, $150 for each service day not to exceed $750 a calendar week, and $16,000 upon the Company obtaining debt and equity capital to fund its business plan. Services totaling approximately $36,000 and $3,000 were provided during the periods ended October 31, 2007 and 2006, respectively. The related party is an investor and serves on the Company’s board of directors.

Bratney Companies invested $750,000 in the Company as part of the Company’s Iowa intrastate offering.

Certain members of the board of directors of the Company are also members of the board of directors of Farmers State Bank, which lent the Company money during 2006 and 2007.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

          King, Reinsch, Prosser & Co., L.L.P., Certified Public Accountants (“KRP”), has been the company’s accountant’s since its inception. KRP’s accountants reports on the company’s March 31, 2007 compiled financial statements did not contain an adverse disclaimer or modification. Soy Energy LLC’s decision to use Boulay, Heutmaker, Zibell & Co., P.L.L.P. to audit Soy Energy, LLC’s October 31, 2007 financial statement was approved by the company’s board of directors. There are no disagreements with KRP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which, if not resolved to KRP’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. A copy of this disclosure has been provided to KRP and we have not received a response disagreeing with the terms of this disclosure. Boulay, Heutmaker, Zibell & Co., P.L.L.P., Certified Public Accountants, has been the company’s independent registered public accounting firm since December 10, 2007.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits and financial statements are filed as part of, or are incorporated by reference into, this report:

(1)	Financial Statements

The financial statements appear beginning at page F-3 of this report.

(2)	Financial Statement Schedules

All supplemental schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

(3)	Exhibits

Exhibit No.	Exhibit	Filed Herewith	Incorporated by Reference

3.1	Articles of Organization of Soy Energy, LLC, filed with the Iowa Secretary of State on December 15, 2005.	X

3.2	Operating Agreement of the registrant, dated December 15, 2005.	X

10.1	Proposal to Provide Environmental Permitting Services between Stanley Consultants, Inc. and Soy Energy, LLC, dated July 7, 2006	X

10.2	Bio-Diesel Marketing Contract between Eco-Energy, Inc. and Soy Energy, LLC, dated August 29, 2006.	X

10.3	Master Contract between Iowa Department of Economic Development to Soy Energy, LLC, dated January 10, 2007.	X

10.4	Commitment Letter between AgStar Financial Services, ACA and Soy Energy, LLC, dated June 7, 2007.	X

10.5	PEF Pellet Supply Contract between Cherokee County Solid Waste Commission and Soy Energy, LLC, dated June 13, 2007.	X

10.6	Standard Form Design-Build Agreement and General Conditions Between Owner and Contractor between The Ken Bratney Company and Soy Energy, LLC, dated June 20, 2007. (+)	X

10.7	Water User’s Agreement for New Member between Cherokee County Rural Water District No. One and Soy Energy, LLC, dated December 26, 2007.	X

16.1	Letter from King, Reinsch, Prosser & Co., L.L.P., regarding change in certifying accountant.	X

(+) Confidential Treatment Requested.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOY ENERGY, LLC

Date: February 28, 2008	By:	/s/ Ron Wetherell

Ron Wetherell, Vice Chairman